Filed pursuant to Rule 424(b)(3)
File No. 333-99641

PROSPECTUS

$150,000,000

Scios Inc.

5.50% Convertible Subordinated Notes Due 2009
Shares of Common Stock Issuable Upon Conversion of the Notes

In August 2002, we issued and sold $150,000,000 aggregate principal amount of our 5.50% Convertible Subordinated Notes due 2009 in a private offering. This prospectus will be used by selling securityholders to resell the notes and the common stock issuable upon conversion of the notes. Holders may convert the notes into our common stock at any time through maturity, at a conversion price of $39.30 per share, subject to adjustment in specified events. We will pay interest on the notes each February 15 and August 15 to the holders of record on each February 1 and August 1. The first interest payment will be made on February 15, 2003.

We may redeem some or all of the notes on or after August 19, 2005 at the redemption prices listed in this prospectus, plus accrued interest. You may require us to repurchase your notes upon a “change in control,” at our option, in cash, common stock or a combination thereof, at 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest to, but excluding, the purchase date.

We have pledged a portfolio of U.S. government securities as security for the first six scheduled interest payments due on the notes.

The notes will not be listed on any national securities exchange. Our common stock is quoted on the Nasdaq National Market under the symbol “SCIO.” On January 9, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $35.96 per share.

We will not receive any proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon conversion of the notes. Other than selling commissions and fees and stock transfer taxes, we will pay all expenses of the registration and sale of the notes and the common stock.

Investing in the notes involves risk. See “ Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 10, 2003

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

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PROSPECTUS SUMMARY

This summary highlights some information contained or incorporated by reference in this prospectus. It may not contain all of the information that is important to you. Important information is incorporated by reference into this prospectus. To understand this offering fully, you should read the entire prospectus carefully, including the “Risk factors” section and the documents we have referred you to. References in this prospectus to “us,” “we,” “the Company” or “Scios” refer to Scios Inc., the issuer of the notes, and its subsidiaries.

Scios Inc.

We are a biopharmaceutical company that discovers, develops and markets novel treatments for cardiovascular and inflammatory diseases. On August 13, 2001, we launched Natrecor following FDA approval of Natrecor for the treatment of acutely decompensated congestive heart failure. In addition to Natrecor, we have two focused product programs, p38 kinase and TGF-beta. Our first program is directed to the development of inhibitors of p38 kinase, an enzyme responsible for increased production of various proteins that cause inflammation. SCIO-469, our first compound designed to inhibit this enzyme, is targeted for the treatment of rheumatoid arthritis and is currently in clinical development. Our second product program is directed to the development of inhibitors of TGF-beta, a signaling protein that is implicated in a broad range of diseases characterized by unregulated scarring and eventual organ failure. We are currently in preclinical development for compounds designed to inhibit this protein. In July 2002, we announced that the lead indication for these compounds will be chronic obstructive pulmonary disease.

We operate in an industry that is characterized by long product development cycles, which require substantial amount of capital to be invested in research and development. We had net losses of $69.6 million for the nine months ended September 30, 2002, and as of September 30, 2002, we had an accumulated deficit of approximately $543.5 million.

You should read the “Risk Factors” section beginning on page 4 of this prospectus to ensure that you understand the risks associated with an investment in the notes or the common stock issuable upon conversion of the notes.

We were incorporated in California in 1981 under the name California Biotechnology Inc. and reincorporated in Delaware in 1988. We changed our name to Scios Inc. in February 1992, and to Scios Nova Inc. in September 1992 following our acquisition of Nova Pharmaceuticals, Inc. We returned to using the name Scios Inc. in March 1996. Our principal executive offices are located at 820 West Maude Avenue, Sunnyvale, California 94085. Our telephone number is (408) 616-8200.

Our website is located at www.sciosinc.com. Information contained on our website does not constitute part of this prospectus.

We own various copyrights, trademarks and trade names used in our business including the following: Natrecor® and Fiblast®. This prospectus also includes trademarks, service marks and trade names of other companies, including the following: Veletri™, BIOBYPASS®, Gliadel®, Biodel®, Enbrel®, Remicade®, Celebrex®, Vioxx®, Simdax®, Eskalith®, Eskalith CR®, Stelazine®, Thorazine®, Parnate® and Kineret®.

THE NOTES

Issuer	Scios Inc.

Securities offered	$150,000,000 aggregate principal amount of 5.50% Convertible Subordinated Notes due 2009.

Interest
5.50% per annum on the principal amount, payable semiannually in arrears in cash on February 15 and August 15 of each year, commencing February 15, 2003. The first interest payment will include interest from August 5, 2002, the closing date.

Maturity date	August 15, 2009.

Conversion rights
The notes are convertible into common stock at the option of the holder at any time prior to redemption, repurchase or maturity at a conversion price of $39.30 per share, subject to adjustments in specified events. See “Description of notes—Conversion of the notes.”

Security
We have purchased and pledged to the trustee under the indenture, as security for the benefit of the trustee under the indenture and the ratable benefit of the holders of the notes, approximately $24.0 million of U.S. government securities, which will be sufficient upon receipt of scheduled principal and interest payments thereon, to provide for the payment in full of the first six scheduled interest payments due on the notes. The notes are not otherwise secured. See “Description of notes—Security.”

Ranking
The notes (other than with respect to payments made toward the first six scheduled interest payments due on the notes, as described above under “Security”) are subordinated in right of payment to all existing and future senior indebtedness of Scios Inc. and are structurally subordinated to any indebtedness and other liabilities (including trade and other payables) of our subsidiaries. As of September 30, 2002, we had approximately $28.3 million of indebtedness that constituted senior indebtedness, no indebtedness that ranked equal in right of payment to the notes and no indebtedness at our subsidiaries that would have been structurally senior to the notes. The indenture governing the notes does not limit the amount of indebtedness, including senior indebtedness, that we or our subsidiaries may incur. See “Description of notes—Subordination of the notes.”

Optional redemption
At any time on or after August 19, 2005, we may redeem some or all of the notes at the declining redemption prices listed herein, plus accrued interest. See “Description of notes—Optional redemption by Scios.”

Repurchase at holder’s option	You may require us to repurchase your notes upon a change in control in cash, or at our option in shares of common stock, or a combination thereof, at 100% of the principal amount of the notes plus accrued and unpaid interest to, but excluding, the repurchase date. The number of shares of common stock will be equal to the repurchase price (to the extent not paid in cash) divided by 95% of the average closing sales prices of our common stock for the five trading day period immediately preceding and including the third trading day preceding the repurchase date. We may not have sufficient funds to pay the purchase price for all duly tendered notes upon a change in control.

Sinking fund	None.

Use of proceeds
The selling securityholders will receive all of the proceeds from the sale under this prospectus of the notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from these sales.

Nasdaq National Market symbol for common stock	SCIO

Trading	The notes are not listed on any national securities exchange.

RISK FACTORS

You should consider the risk factors below as well as the other information set forth or incorporated by reference in this prospectus. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, our ability to make payments on the notes could be impaired, the trading prices of the notes and our common stock would decline, and you could lose all or part of your investment. Please read “Special note regarding forward-looking statements.”

Risks related to Scios

We have a history of losses, expect to operate at a loss for the foreseeable future and may never be profitable.

We may not be able to achieve or earn a profit in the future. We began operations in December 1981, and since that time, with the sole exception of 1983, we have not earned a profit on a full year basis. Our losses have historically resulted primarily from our investments in research and development. We had a net loss of $69.6 million for the nine months ended September 30, 2002, and as of September 30, 2002, we had an accumulated deficit of approximately $543.5 million.

To date, nearly all of our revenues have come from:

•	sales of Natrecor beginning in August 2001;

•	one-time sales of bulk FGF product and royalties from Fiblast Spray sales by Kaken in Japan;

•	one-time signing fees from our corporate partners under agreements supporting the research, development and commercialization of our product candidates;

•	one-time payments from our corporate partners when we achieved regulatory or development milestones;

•	research funding from our corporate partners; and

•	our psychiatric sales and marketing division, the operations of which we dissolved on March 31, 2001.

We expect that our research, development and clinical trial activities and regulatory approvals, together with future general and administrative activities and the costs associated with launching and commercializing our product candidates and commercializing Natrecor in the United States will result in significant expenses for the foreseeable future.

If we fail to obtain additional capital necessary to fund our operations, we may have to delay or scale back some of our programs or grant rights to third parties to develop and market our products.

We will continue to expend substantial resources developing new and existing product candidates, including costs associated with research and development, acquiring new technologies, conducting preclinical studies and clinical trials, obtaining regulatory approvals and manufacturing products. We believe that our current working capital, revenues from Natrecor sales and future payments, if any, from our collaboration arrangements will be sufficient to meet our operating and capital requirements for at least the next twelve months. Our need for additional funding depends on a number of factors including:

•	costs and rate of progress expected in developing product candidates and obtaining regulatory approvals;

•	costs of obtaining regulatory approvals or market acceptance for Natrecor in markets other than the United States and for additional indications in the United States;

•	acquisition of technologies and other business opportunities that require financial commitments; or

•	revenues from the commercialization of Natrecor and any other potential products.

If Natrecor does not continue to gain market acceptance, our business will suffer.

Natrecor may not continue to gain market acceptance among physicians, patients, healthcare payers and the medical community. We will need to educate doctors and other healthcare professionals about the safety and clinical efficacy of Natrecor and its potential advantages over other treatments. The degree of market acceptance of Natrecor will also depend on a number of factors, including:

•	the degree of clinical efficacy and safety;

•	cost-effectiveness of Natrecor;

•	its advantage over alternative treatment methods;

•	reimbursement policies of government and third party payers; and

•	future approval of competitive drugs which work better or are safer.

Sales of Natrecor represented approximately 96% of our revenues for the nine months ended September 30, 2002. Natrecor is the only product that we are currently marketing and our other product candidates are only in early stages of development. If market acceptance of Natrecor is limited, our revenues will suffer and we may not generate sufficient funds to meet our operating and capital requirements.

If the FDA determines that our third-party manufacturing facilities are not adequate, we may lose the ability to manufacture and sell Natrecor.

Periodically, the FDA is likely to inspect each of the facilities involved in manufacturing Natrecor. Natrecor bulk active pharmaceutical ingredient is manufactured for us by BioChemie GmbH, a subsidiary of Novartis, in Austria and is shipped to Abbott Laboratories in McPherson, Kansas where it is blended, filled and packaged for shipment. Although each facility has previously passed FDA inspections, future inspections may result in findings of deficiencies in the facilities or processes that may delay or prevent the manufacture or sale of Natrecor. If deficiencies are identified, we may lose the ability to supply and sell Natrecor for extended periods of time.

We rely on third-party manufacturers, and if they experience any difficulties with their manufacturing processes, we may not obtain sufficient quantities of Natrecor to assure availability.

        We rely on third parties for the manufacture of Natrecor bulk drug substance and final drug product for clinical and commercial use. BioChemie GmbH is responsible for manufacturing the bulk active pharmaceutical ingredient of Natrecor and Abbott Laboratories is responsible for blending, filling and packaging Natrecor, and if they encounter problems in these processes, our revenues from future sales of Natrecor could decrease. In addition, we understand that Abbott Laboratories is in late stage clinical trials for Simdax, which if approved, would compete with Natrecor for the treatment of acute congestive heart failure. Natrecor is manufactured using industry-accepted recombinant manufacturing techniques, which uses genetically engineered bacteria to produce a desired protein product. Although the use of genetically engineered bacteria has been approved for production of many other medicines, it must be conducted under strict controls and tight timelines. Natrecor is subject to strict quality control testing during all phases of production and prior to its release to the market. Any quality control testing failures could lead to a reduction in the available supply of Natrecor. BioChemie depends on outside vendors for the timely supply of raw materials used to produce Natrecor. In the event BioChemie needs to change or add an outside vendor, a regulatory filing may be necessary. The filing and approval process for the new vendor may take substantial time. We depend on these third parties to perform their obligations effectively and on a timely basis. If these third parties fail to perform as required, our ability to deliver Natrecor on a timely basis would be impaired. In addition, in the event of a natural disaster, equipment failure, power failure, strike or other difficulty, we may be unable to replace our third-party manufacturers in a timely manner and would be unable to manufacture Natrecor to meet market needs.

From time to time changes will be made in the process used by BioChemie to manufacture the bulk active pharmaceutical ingredient used in Natrecor or in the process used by Abbott to blend, fill and package the final drug product. Depending on the extent of these changes, we may need to obtain prior approval from the FDA to sell Natrecor that was manufactured or blended using the changed processes, and if such approval is denied or delayed, our ability to deliver Natrecor could be impaired. We believe that changes made by BioChemie in 2002 to the process for manufacturing the bulk active pharmaceutical ingredient may require us to obtain prior approval from the FDA to sell Natrecor incorporating the bulk active pharmaceutical ingredient manufactured after those changes were made.

In the area of acute congestive heart failure, we face competition from companies with substantial financial, technical and marketing resources, which could limit our future revenues from Natrecor.

Many therapeutic options are available for patients with acute congestive heart failure. Competing drugs fall into three main categories: vasodilators, inotropes and diuretics. Natrecor competes against both vasodilators and inotropes in the acute congestive heart failure market. Many of these drugs are available in generic formulation with an associated low cost. We may not be able to compete effectively with these long-standing current forms of therapy. In addition, Natrecor costs more than many of these existing drugs, which may harm our competitive position relative to these drugs.

New drugs in development for the treatment of acute congestive heart failure would also compete with Natrecor if approved by the FDA or other regulatory agencies. Veletri, a drug which targets both receptors of endothelin, a naturally occurring hormone thought to be damaging to the heart during congestive heart failure, is being developed by Actelion Ltd. Actelion recently completed Phase II clinical trials with Veletri for the treatment of acute congestive heart failure. Based on the results of the Phase II clinical trials, Actelion announced in September 2002 that it intends to proceed with a Phase III trial with Veletri to evaluate mortality and morbidity benefits.

In addition, we understand that Abbott is in Phase III development of Simdax, which is thought to work by increasing the sensitivity of the heart to calcium and thereby stimulate its ability to contract during congestive heart failure. If any such new drug in development is approved by the FDA or other regulatory agencies, we may not be able to compete effectively with these new forms of therapy.

Many other companies are targeting the same diseases and conditions as we are. Competitive products from other companies could significantly reduce the market acceptance of our products.

The markets in which we compete are well established and intensely competitive. We may be unable to compete successfully against our current and future competitors. Our failure to compete successfully may result in pricing reductions, reduced gross margins and failure to achieve market acceptance for our potential products. Our competitors include pharmaceutical companies, biotechnology companies, chemical companies, academic and research institutions and government agencies.

Many pharmaceutical and biotechnology companies have initiated research programs similar to ours. Many of these organizations have substantially more experience and more capital, research and development, regulatory, manufacturing, sales, marketing, human and other resources than we do. As a result, they may:

•	develop products that are safer or more effective than our product candidates;

•	obtain FDA and other regulatory approvals or reach the market with their products more rapidly than we can, reducing the potential sales of our product candidates;

•	devote greater resources to market or sell their products;

•	adapt more quickly to new technologies and scientific advances;

•	initiate or withstand substantial price competition more successfully than we can;

•	have greater success in recruiting skilled scientific workers from the limited pool of available talent;

•	more effectively negotiate third-party licensing and collaboration arrangements; and

•	take advantage of acquisition or other opportunities more readily than we can.

In addition, our product candidates, if approved and commercialized, will compete against well-established existing therapeutic products that are currently reimbursed by government health administration authorities, private health insurers and health maintenance organizations. We face and will continue to face intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for relationships with academic and research institutions and for licenses to proprietary technology. In addition, we anticipate that we will face increased competition in the future as new companies enter our markets and as scientific developments continue to expand the understanding of various diseases. While we will seek to expand our technological capabilities to remain competitive, research and development by others may render our technology or product candidates obsolete or noncompetitive or result in treatments or cures superior to any therapy developed by us.

We are aware of several pharmaceutical and biotechnology companies that are actively developing or have commercialized products addressing the same disease indication as our p38 kinase inhibitor. Current commercial competition for rheumatoid arthritis treatments include generic methotrexate, the injectible TNF inhibitors such as Centocor’s Remicade (Centocor is a subsidiary of Johnson & Johnson) and Amgen’s Enbrel and their recent launch of an injectible interleukin-1 inhibitor, Kineret. In addition, competition will result from the most often prescribed drugs to treat rheumatoid arthritis, including the non-steroidal antiinflammatory drugs such as ibuprofen and the COX-2 inhibitors such as Pharmacia’s Celebrex and Merck’s Vioxx.

In addition, we are aware of pharmaceutical and biotechnology companies that are specifically developing p38 kinase inhibitors for treating rheumatoid arthritis, including Boehringer Ingleheim and Vertex Pharmaceuticals. In 2001, Vertex Pharmaceuticals suspended the development of its lead oral p38 kinase inhibitor compound indicated for rheumatoid arthritis, but initiated clinical trials with two back-up compounds during 2002. Phase I trials for their lead back-up p38 kinase inhibitor are expected to be completed in 2003. Boehringer Ingleheim is currently in Phase II trials with their lead p38 kinase inhibitor in Europe for the treatment of rheumatoid arthritis.

If we fail to gain approval for Natrecor and our other product candidates in international markets, our market opportunities will be limited.

We have not yet obtained marketing authorization for the use of Natrecor or any other product candidates in foreign countries, and we may not be able to obtain any international regulatory approvals for Natrecor or any other product we develop. If we fail to obtain those approvals or if such approvals are delayed, the geographic market for Natrecor or our other product candidates would be limited.

The success of Natrecor in European markets is highly dependent on obtaining European approval and our licensing agreement with Glaxo Group Ltd. for marketing, promotion and sales activities.

In March 2002, we entered into an agreement with Glaxo Group Ltd., an affiliate of GlaxoSmithKline, in all European markets. Under the terms of the agreement, Glaxo Group Ltd. has the rights to sell and distribute Natrecor for which we have received an up-front fee and may receive milestone payments, in addition to future royalties on net sales of Natrecor in the identified European markets. Accordingly, our revenue from sales of Natrecor in Europe will be highly dependent on Glaxo Group Ltd.’s ability to effectively market and sell Natrecor. We will be responsible for the manufacture and supply of bulk active pharmaceutical ingredient to Glaxo Group Ltd.

In September 2002, Glaxo Group Ltd. submitted a Marketing Authorization Application for neseritide with the European Agency for the Evaluation of Medicinal Products. If Glaxo Group Ltd. receives the necessary approvals, Glaxo Group Ltd. expects to launch Natrecor in Europe in 2004. However, while the clinical data used to support the FDA submission are expected to be adequate for European approval, further clinical trials may be necessary and adverse results from such additional trials could result in a failure to receive European approval. Even if additional trials are successful, a requirement to conduct further clinical trials would delay the launch of Natrecor in Europe, which may result in lower than anticipated revenues.

The companies intend to conduct a health outcomes trial, commencing in 2003, which the companies hope to use to enhance market acceptance of Natrecor in major European countries. The health outcomes trial could affect the price at which Natrecor will be sold. We cannot assure you that a preferred price for Natrecor will be obtained and that market acceptance of Natrecor will be achieved.

We will require a partner to market and commercialize Natrecor and our other product candidates in international markets.

We plan to partner with other companies for the sale of Natrecor and our other product candidates outside of the United States. We cannot assure you that we will be able to enter into such arrangements on favorable terms or at all. In addition, partnering arrangements could result in lower levels of income to us than if we marketed our products entirely on our own. In the event that we are unable to enter into a partnering arrangement for Natrecor or our other product candidates in international markets, we cannot assure you we will be able to develop an effective international sales force to successfully market and commercialize those products. If we fail to enter into partnering arrangements for our products and are unable to develop an effective international sales force, our revenues would be limited.

If we fail to obtain additional marketing approvals from the FDA for the use of Natrecor for additional therapeutic indications or if approval is revoked, our revenues from Natrecor will suffer.

In order to expand the medical uses, or therapeutic indications, for which we may market Natrecor, we must successfully complete additional clinical trials, which could be lengthy and expensive and will require the allocation of both substantial management and financial resources. Thereafter, we will have to apply separately to the FDA for approval to market Natrecor for other indications. We cannot assure you that we will be able to successfully complete the required clinical trials or that the FDA will approve Natrecor for any additional indications. In addition, even if Natrecor is approved by the FDA for additional clinical indications, we cannot exclude the possibility that serious adverse events related to the use of Natrecor might occur in the future, which could either limit its use or cause the FDA to revoke our approval to market Natrecor.

Our operating results are subject to fluctuations that may cause our stock price to decline.

Our revenues and expenses have fluctuated significantly in the past. This fluctuation has in turn caused our operating results to vary significantly from quarter to quarter and year to year. We expect the fluctuations in our revenues and expenses to continue, and thus, our operating results should also continue to vary significantly. These fluctuations may be due to a variety of factors including:

•	our success in selling Natrecor;

•	the timing and realization of milestone and other payments from our corporate partners;

•	the timing and amount of expenses relating to our research and development, product development and manufacturing activities; and

•	the extent and timing of costs related to our activities to obtain patents on our inventions and to extend, enforce and/or defend our patents and other rights to our intellectual property.

Because of these fluctuations, it is possible that our operating results for a particular quarter or quarters will not meet the expectations of public market analysts and investors, causing the market price of our common stock to decline. We believe that period-to-period comparisons of our operating results are not a good indication of our future performance, and you should not rely on those comparisons to predict our future operating or share price performance.

We depend on our key personnel and we must continue to attract and retain key employees and consultants.

While we are not dependent upon any one key employee, the loss of a significant number of scientific, clinical research or management personnel could harm our business. Our ability to pursue the development of our current and future product candidates depends largely on retaining the services of our existing personnel and hiring additional qualified scientific personnel to perform research and development. We also rely on personnel with expertise in clinical testing, government regulation, manufacturing, sales and marketing. Attracting and retaining qualified personnel will be critical to our success. We may not be able to attract and retain personnel on acceptable terms given the competition for such personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. Failure to retain our key scientific personnel or to attract additional highly qualified personnel could delay the development of our product candidates and harm our business. In addition, other than with Richard Brewer, our President and Chief Executive Officer, we do not have employment agreements with any of our key employees, and we do not have key person insurance policies with any of our key employees.

Other than Natrecor, our product candidates are at early stages of development, and if we are unable to develop and commercialize these product candidates successfully, we will not generate revenues from these products.

We face the risk of failure normally found in developing biotechnology products based on new technologies. Successfully developing, manufacturing, introducing and marketing our early-stage product candidates, including SCIO-469 and our inhibitors of TGF-beta, will require at least several years and substantial additional capital.

Our operations depend on compliance with complex FDA and comparable international regulations. If we fail to obtain approvals on a timely basis or to achieve continued compliance, the commercialization of our products could be delayed.

We cannot assure you that we will receive the regulatory approvals necessary to commercialize our product candidates, which could cause our business to fail. Our product candidates are subject to extensive and rigorous government regulation by the FDA and comparable agencies in other countries. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. If our potential products are marketed abroad, they will also be subject to extensive regulation by foreign governments. In addition, we have only limited experience in filing and pursuing applications necessary to gain regulatory approvals, which may impede our ability to obtain such approvals.

The results of preclinical studies and clinical trials of our products may not be favorable.

In order to obtain regulatory approval for the commercial sale of any of our product candidates, we must conduct both preclinical studies and human clinical trials. These studies and trials must demonstrate that the product is safe and effective for the clinical use for which we are seeking approval. In the first quarter of 2002, we began Phase IIa clinical trials of our lead p38 kinase inhibitor small molecule compound and in January 2003 we announced that we have begun Phase I clinical trials of our second generation p38 kinase inhibitor small molecule compound. The results of these or other clinical trials that we may conduct in the future may not be successful. Adverse results from our current or any future trials would harm our business. We also face the risk that we will not be permitted to undertake or continue clinical trials for any of our product candidates in the future. Even if we are able to conduct such trials, we may not be able to satisfactorily demonstrate that the products are safe and effective and thus qualify for the regulatory approvals needed to market and sell them. Results from preclinical studies and early clinical trials are often not accurate indicators of results of later-stage clinical trials that involve larger human populations.

Our products use novel alternative technologies and therapeutic approaches, which have not been widely studied.

Our product development efforts focus on novel alternative therapeutic approaches and new technologies that have not been widely studied. These approaches and technologies may not be successful. We are applying these approaches and technologies in our attempt to discover new treatments for conditions that are also the subject of research and development efforts of many other companies.

Rapid changes in technology and industry standards could render our potential products unmarketable.

We are engaged in a field characterized by extensive research efforts and rapid technological development. New drug discoveries and developments in our field and other drug discovery technologies are accelerating. Our competitors may develop technologies and products that are more effective than any we develop or that render our technology and potential products obsolete or noncompetitive. In addition, our potential products could become unmarketable if new industry standards emerge. To be successful, we will need to enhance our product candidates and design, develop and market new product candidates that keep pace with new technological and industry developments.

If we are unable to protect our intellectual property rights adequately, the value of our potential products could be diminished.

Our success is dependent in part on obtaining, maintaining and enforcing our patents and other proprietary rights. Patent law relating to the scope of claims in the biotechnology field in which we operate is still evolving and surrounded by a great deal of uncertainty. Accordingly, we cannot assure you that our pending patent applications will result in issued patents. Because certain U.S. patent applications may be maintained in secrecy until a patent issues, we cannot assure you that others have not filed patent applications for technology covered by our pending applications or that we were the first to invent the technology.

Other companies, universities and research institutions have or may obtain patents and patent applications that could limit our ability to use, manufacture, market or sell our product candidates or impair our competitive position. As a result, we may have to obtain licenses from other parties before we could continue using, manufacturing, marketing or selling our potential products. Any such licenses may not be available on commercially acceptable terms, if at all. If we do not obtain required licenses, we may not be able to market our potential products at all or we may encounter significant delays in product development while we redesign potentially infringing products or methods.

In addition, although we own a number of patents, including issued patents and patent applications relating to Natrecor and certain of our p38 kinase and TGF-beta inhibitors, the issuance of a patent is not conclusive as to its validity or enforceability, and third parties may challenge the validity or enforceability of our patents. We cannot assure you how much protection, if any, will be given to our patents if we attempt to enforce them and they are challenged in court or in other proceedings. It is possible that a competitor may successfully challenge our patents or that challenges will result in limitations of their coverage. In addition, the cost of litigation to uphold the validity of patents can be substantial. If we are unsuccessful in such litigation, third parties may be able to use our patented technologies without paying licensing fees or royalties to us.

Moreover, competitors may infringe our patents or successfully avoid them through design innovation. To prevent infringement or unauthorized use, we may need to file infringement claims, which are expensive and time consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or may refuse to stop the other party from using the technology at issue on the grounds that its technology is not covered by our patents. Policing unauthorized use of our intellectual property is difficult, and we cannot assure you that we will be able to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

In addition to our patented technology, we also rely on unpatented technology, trade secrets and confidential information. We may not be able to effectively protect our rights to this technology or information. Other parties may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We require each of our employees, consultants and corporate partners to execute a confidentiality agreement at the commencement of an employment, consulting or collaborative relationship with us. However, these agreements may not provide effective protection of our technology or information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

If we fail to negotiate or maintain successful arrangements with third parties, our development and marketing activities may be delayed or reduced.

We have entered into, and we expect to enter into in the future, arrangements with third parties to perform research, development, regulatory compliance, manufacturing or marketing activities relating to some or all of our product candidates. If we fail to secure or maintain successful collaborative arrangements, our development and marketing activities may be delayed or reduced. We may be unable to negotiate favorable collaborative arrangements that, if necessary, modify our existing arrangements on acceptable terms. Most of our agreements can be terminated under certain conditions by our partners. In addition, our partners may separately pursue competing products, therapeutic approaches or technologies to develop treatments for the diseases we have targeted. Even if our partners continue their contributions to the collaborative arrangements, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Also, our partners may fail to perform their obligations under the collaborative arrangements or may be slow in performing their obligations. In these circumstances, our ability to develop and market potential products could be severely limited.

We face uncertainties over reimbursement and healthcare reform.

In both domestic and foreign markets, sales of Natrecor and future sales of our potential products, if any, will depend in part on the availability of reimbursement from third-party payers such as government health administration authorities, private health insurers and other organizations. Third-party payers are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Natrecor and our product candidates may ultimately not be considered cost-effective and adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investments in product development. Legislation and regulations affecting the pricing of pharmaceuticals may change. Adoption of such legislation and regulations could further limit reimbursement for medical products and services. If the government and third-party payers fail to provide adequate coverage and reimbursement rates for Natrecor and our potential products, the market acceptance of our products may be adversely affected.

We may be required to defend lawsuits or pay damages in connection with the alleged or actual harm caused by our products and product candidates.

We face an inherent business risk of exposure to product liability claims in the event that the use of our products and product candidates is alleged to have resulted in harm to others. This risk exists in clinical trials as well as in commercial distribution. In addition, the pharmaceutical and biotechnology industries in general have been subject to significant medical malpractice litigation. We may incur significant liability if product liability or malpractice lawsuits against us are successful. Although we maintain product liability insurance, we cannot be sure that this coverage is adequate or that it will continue to be available to us on acceptable terms.

We use hazardous materials in our business, and any claims relating to improper handling, storage or disposal of these materials could harm our business.

Our research and development activities involve the controlled use of hazardous materials, chemicals, biological agents and radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any resulting damages, and any such liability could exceed our resources. We may be required to incur significant costs to comply with these laws in the future. Failure to comply with these laws could result in fines and the revocation of permits, which could prevent us from conducting our business.

We are at risk of securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology companies have experienced greater than average stock price volatility in recent years. Several years ago, we were the subject of a securities class action lawsuit, which was eventually dismissed with a determination that the plaintiffs had no basis for their claim. If we face such litigation in the future, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We have implemented provisions in our charter documents that may ultimately delay, discourage or prevent a change in our management or control of us.

Our certificate of incorporation and bylaws contain provisions that could make it more difficult for our stockholders to replace or remove our officers and directors or to effect any other corporate action. These provisions include those which:

•	prohibit holders of less than ten percent of our outstanding capital stock from calling special meetings of stockholders;

•	prohibit stockholder action by written consent, thereby requiring stockholder actions to be taken at a meeting of our stockholders; and

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These provisions could also result in entrenchment of our existing management.

Moreover, our certificate of incorporation does not provide for cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates.

Some of the above provisions may also have possible anti-takeover effects, which may make an acquisition of us by a third party more difficult, even if such an acquisition could be beneficial to our stockholders. In addition, our certificate of incorporation also authorizes us to issue up to 20,000,000 shares of preferred stock in one or more different series with terms to be determined by our board of directors at time of issuance. As of September 30, 2002, an aggregate of 71,053 shares of preferred stock had been designated for issuance as Series A or Series B preferred stock by the board of directors and 4,991 shares of Series B preferred stock were issued and outstanding. Issuance of other shares of preferred stock could also be used as an anti-takeover device.

Risks related to this offering

Our substantial indebtedness could harm our financial condition and prevent us from fulfilling our obligations under the notes.

At September 30, 2002, we had total indebtedness of $179.5 million, including $150.0 million of indebtedness under the notes. This significant indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•
require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in reacting to changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared with our competitors that have less debt; and

•	limit, among other things, our ability to raise or borrow additional funds.

The indenture governing the notes does not limit our ability to incur additional indebtedness in the future. If new indebtedness is incurred, the related risks that we now face could intensify. Our ability to make required payments on the notes and to satisfy any other debt obligations will depend upon our future operating performance and our ability to obtain additional debt or equity financing.

Our stock price continues to experience large fluctuations, which may adversely impact your investment in the notes or our common stock.

The market price of our common stock has been and is likely to continue to be highly volatile. From October 1, 2000 through January 9, 2003, the reported sales price of our common stock has fluctuated between $8.75 per share and $36.00 per share, closing at $35.96 per share on January 9, 2003. Fluctuations in the trading price of our common stock will affect the trading price of the notes. These price fluctuations have been rapid and severe. The market price of our common stock may fluctuate significantly in response to the following factors, most of which are beyond our control:

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	future sales of common stock or debt securities;

•	announcements by us or our competitors of technological innovations of new therapeutic products, clinical trial results and developments in patent or other proprietary rights;

•	announcements regarding government regulations, public concern as to the safety of drugs developed by us or others or changes in reimbursement policies; and

•	fluctuations in stock market price and volume, which are particularly common among securities of biopharmaceutical companies.

These and other conditions and factors that generally affect the market for shares of similar companies could cause the price of our common stock, and therefore the price of the notes, to fluctuate substantially over short periods.

The notes are subordinated, and holders of any senior indebtedness will be paid before holders of the notes are paid.

Except as described below in the section entitled “Description of notes—Security,” the notes are unsecured and subordinated in right of payment to any existing and future senior indebtedness. As of September 30, 2002, we had approximately $28.3 million of indebtedness that constituted senior indebtedness. In addition, we may incur new indebtedness, which may be senior to the indebtedness represented by the notes. We are not prohibited from incurring debt, including indebtedness secured by our assets, under the indenture governing the notes. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets, other than the U.S. government securities pledged to secure the first six interest payments on the notes, will be available to pay obligations on the notes only after all of our secured indebtedness and other senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. For a description of the subordination provisions of the notes, see the “Description of notes—Subordination of the notes” section of this prospectus.

You cannot be sure that a public market will develop for the notes.

On August 5, 2002, we issued the notes to the initial purchasers in a private placement. The notes are eligible to trade in PORTAL, the Private Offering, Resale and Trading through Automated Linkages Market of the National Association of Securities Dealers, Inc., a screen-based automated market for trading securities for qualified institutional buyers. However, the notes resold pursuant to this prospectus will no longer trade on the PORTAL market. As a result, there may be a limited market for the notes. We do not intend to list the notes on any national securities exchange or on the Nasdaq National Market.

A public market may not develop for the notes. Although the initial purchasers have advised us that they intend to make a market in the notes, they are not obligated to do so and may discontinue such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, we cannot assure you that any market for the notes will develop or, if one does develop, that it will be maintained. If a public market for the notes fails to develop or be sustained, the trading price of the notes could be materially adversely affected.

The notes are not protected by restrictive covenants.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payment of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of notes in the event of a change in control involving us, except to the extent described under “Description of notes—Repurchase at option of holders.”

Our ability to repurchase the notes for cash upon a change in control is limited and the failure to do so would cause an event of default under the indenture governing the notes.

Upon the occurrence of a change in control, we will be required to offer to repurchase the notes for cash or common stock, or a combination thereof. If a change in control occurs, we may not have sufficient funds to repurchase all notes tendered by the holders of the notes in cash. The terms of any future credit facilities or other agreements relating to indebtedness may prohibit such purchases. If a change in control occurs at a time when we are prohibited from purchasing notes with cash, we could (if permitted) purchase the notes with common stock as set forth below under “Description of notes—Repurchase at option of holders,” seek the consent of our lenders to purchase the notes with cash, or attempt to refinance the borrowings that contain such prohibitions. If we do not obtain such a consent or repay such borrowings, we would remain prohibited from purchasing notes in cash, and if we cannot or do not repurchase the notes with shares of our common stock, an event of default would occur on the notes. The occurrence of an event of default under the notes could lead to the acceleration of all amounts outstanding under the notes, and may also trigger cross-default provisions resulting in the acceleration of our other indebtedness. These events in turn could harm our share price as well as our ability to continue our operations. Although we do not presently have any other indebtedness that has similar features, we are not prohibited from incurring such indebtedness in the future. Any such additional indebtedness would exacerbate the risks described above. For more details, see the “Description of notes—Repurchase at option of holders” section of this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements related to future events or our future financial performance. We have attempted to identify these statements by terminology including “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks and uncertainties outlined under “Risk Factors,” that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We assume no obligation to update these forward-looking statements.

Although we believe that the expectations reflected in these statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

The selling securityholders will receive all of the proceeds from the sale under this prospectus of the notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from these sales.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Since 1983, our common stock has traded on the Nasdaq National Market. We currently trade under the symbol “SCIO.” The following table sets forth the high and low reported sale prices for our common stock for the periods indicated as reported on the Nasdaq National Market.

	High	Low
2003
First Quarter (through January 9, 2003)	$36.00	$32.48

2002
First Quarter	31.80	19.18
Second Quarter	32.98	23.74
Third Quarter	32.75	21.91
Fourth Quarter	34.35	24.00

2001
First Quarter	23.88	12.50
Second Quarter	30.50	19.50
Third Quarter	23.95	13.44
Fourth Quarter	29.00	16.15

On January 9, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $35.96 per share. As of January 9, 2003, we had approximately 3,497 stockholders of record.

We have never declared or paid cash dividends on our common stock or preferred stock. We do not intend to declare or pay any cash dividends on our common stock or preferred stock in the foreseeable future. We plan to retain any earnings for use in the operation of our business and to fund future growth.

RATIO OF EARNINGS TO FIXED CHARGES

Ratios of earnings to fixed charges are computed by dividing earnings by fixed charges. For purposes of computing this ratio of earnings to fixed charges, earnings consist of pretax loss from continuing operations adjusted by adding fixed charges. Fixed charges consist of interest expense, amortization of financing costs and estimated interest component of rental expense on operating leases.

	Year ended December 31,					Nine months ended September 30, 2002
	1997	1998	1999	2000	2001
Ratio of earnings to fixed charges	n/a	0.7	n/a	n/a	n/a	n/a

Earnings were insufficient to cover fixed charges by $37,483,000, $869,000, $20,050,000, $42,519,000, $62,170,000 and $69,559,000 for the fiscal years ended December 31, 1997, 1998, 1999, 2000 and 2001 and the nine months ended September 30, 2002, respectively.

BUSINESS

Overview

We are a biopharmaceutical company that discovers, develops and markets novel treatments for cardiovascular and inflammatory diseases. On August 13, 2001, we launched Natrecor following FDA approval of Natrecor for the treatment of acutely decompensated congestive heart failure. In addition to Natrecor, we have two focused product programs, p38 kinase and TGF-beta. Our first program is directed to the development of inhibitors of p38 kinase, an enzyme responsible for increased production of various proteins that cause inflammation. SCIO-469, our first compound designed to inhibit this enzyme, is targeted for the treatment of rheumatoid arthritis and is currently in clinical development. Our second product program is directed to the development of inhibitors of TGF-beta, a signaling protein that is implicated in a broad range of diseases characterized by unregulated scarring and eventual organ failure. We are currently in preclinical development for compounds designed to inhibit this protein. In July 2002, we announced that the lead indication for these compounds will be chronic obstructive pulmonary disease.

Recent developments

Natrecor

•
In August 2001, we received final approval from the FDA to market Natrecor for the intravenous treatment of patients with acute congestive heart failure. We submitted an amendment to our New Drug Application, or NDA, for Natrecor to the FDA in January 2001. The FDA’s Cardiovascular and Renal Drugs Advisory Committee reviewed our amended NDA on May 25, 2001. The recommendation of that Committee was for unanimous approval of Natrecor. On July 10, 2001, we received from the FDA an approvable letter for Natrecor. The approvable letter was issued with two items to be completed: the pre-approval inspection of our facility and the final negotiations on the drug’s label. During July 2001, the District Office of the FDA completed the pre-approval inspection and recommended approval of the Natrecor NDA. During August 2001, the final negotiations on the drug’s label were completed.

•
As of October 2002, Natrecor was being used in about 85% of the approximately 2,000-targeted academic and community hospitals where approximately 80% of the acute congestive heart failure patients in the United States are treated. In addition, to enhance our hospital and physician access, we have aggressively pursued contracts with group purchasing organizations. These group purchasing organizations contract for hundreds of member hospitals and, as a group, assist us in gaining access for Natrecor and our cardiovascular specialists in these hospitals. Currently, we have signed group purchasing organization arrangements with Amerinet, BroadLane, Consorta, Cardinal Health Provider Pharmacy Services, Purchasing Alliance for Clinical Therapeutics and Premier. In addition to group purchasing organization agreements, we believe Kaiser Permanente has put Natrecor on the formulary for many of its Northern and Southern California hospitals. We also recently finalized a purchasing agreement with the U.S. Veteran’s Administration, which allowed Natrecor to be placed on the Federal Supply Schedule.

•
In April 2002, we announced that Natrecor has received an Ambulatory Payment Classification pass-through code under the Hospital Outpatient Prospective Payment System from the Centers for Medicare & Medicaid Services. The pass-through payment code for Natrecor allows Medicare reimbursement for acute congestive heart failure patients with dyspnea, or shortness of breath, at rest or with minimal activity treated with Natrecor in an outpatient setting. The reimbursement code became effective April 1, 2002. In October 2002, we announced that the Centers for Medicare & Medicaid Services granted a permanent code under the Healthcare Common Procedure Coding System to Natrecor, which allows Medicare reimbursement of Natrecor for use in the physician office setting. This reimbursement code was effective as of January 1, 2003.

•	In March 2002, we finalized an agreement with Glaxo Group Ltd. to license Natrecor to Glaxo Group Ltd. in all European markets. Under the terms of the agreement, Glaxo Group Ltd. will have the rights to sell and distribute the product for which we received an up-front fee of approximately GB£ 3.5 million and may receive milestone payments of up to an additional GB£ 11.5 million, in addition to future royalties in the identified countries. The GB£ 3.5 million (which equaled approximately $4.9 million) we received in March 2002 has been recorded as deferred contract revenue. We will be responsible for the manufacture and supply of bulk product to Glaxo Group Ltd. Both companies will work together to continue clinical development of Natrecor in Europe. In September 2002, Glaxo Group Ltd. submitted a Marketing Authorization Application for nesiritide with the European Agency for the Evaluation of Medicinal Products. Glaxo Group Ltd. expects to launch Natrecor in Europe in 2004.

•
In October 2001, we launched a nationwide registry to collect and analyze demographic and treatment data about patients hospitalized due to acute congestive heart failure. ADHERE, the Acute Decompensated HEart failure national REgistry, is expected to have a unique database of information on tens of thousands of patients gathered from approximately 300 U.S. hospitals over the next several years. We believe ADHERE will help clinicians better determine factors associated with improved clinical outcomes in acute congestive heart failure, the primary cause of more than one million hospital admissions in the U.S. each year. ADHERE should also provide comprehensive demographic and treatment data on a wide range of hospitalized heart failure patients. By tracking treatment of these patients over time, we hope to identify optimal treatment strategies and develop comprehensive acute congestive heart failure guidelines. As of October 24, 2002, over 20,000 patients had been enrolled in the ADHERE registry, which exceeds our original goal of enrolling 10,000 patients by year end.

•
As of September 30, 2002, we have completed the enrollment of 210 patients for the FUSION study, or Management of Patients with Congestive Heart Failure After Hospitalization with Follow Up Serial Infusions Of Natrecor, a multi-center, randomized, open-label pilot study that is being conducted at approximately 40 U.S. sites. The FUSION study was initiated in January 2002. Patients are randomized to receive either their usual long-term cardiac medications, with or without intravenous inotropes, or serial infusions of Natrecor in addition to their usual long-term cardiac medications, excluding intravenous inotropes. All treatment groups have weekly outpatient visits, and Natrecor patients receive infusions for four to six hours at each weekly visit. Patients receive study treatment for 12 weeks, followed by a one-month follow up period. The primary objective of this dose ranging trial is to collect safety and tolerability data on Natrecor with repeated dosing in an outpatient setting. Data from the FUSION study are expected to be available in the second quarter of 2003.

p38 kinase inhibitor program

•
In January 2001, we completed a Phase Ia clinical trial of SCIO-469 evaluating single doses in healthy volunteers. In April 2001, we completed a Phase Ib clinical trial in 20 healthy volunteers in which we evaluated the safety and tolerability of multiple doses of SCIO-469 over a two-week period. Based on the results of these trials, we filed an Investigational New Drug application with the FDA in November 2001 for a Phase II study with SCIO-469.

•
In February 2002, we began enrollment in a Phase IIa clinical trial evaluating SCIO-469, our novel oral p38 kinase inhibitor, for the treatment of rheumatoid arthritis. This multi-center, randomized, placebo- controlled clinical study will enroll 120 patients who have active rheumatoid arthritis and are receiving methotrexate. The main objective of the study is to evaluate the safety and tolerability of six escalating doses of SCIO-469 in rheumatoid arthritis patients. Following the independent safety review of the first four doses, we began to enroll patients in the fifth dose group. As of January 6, 2003, we are currently enrolling patients in the fifth dose group. We expect to announce results from this study in the second quarter of 2003.

•	In July 2002, we announced the identification of SCIO-323, which we believe to be a more potent second generation p38 kinase inhibitor.

•
In January 2003, we announced that we have begun a Phase I, double-blind, placebo-controlled, dose escalation study of SCIO-323. The purpose of the Phase I trial is to determine the safety and tolerability and measure the circulating blood levels of oral doses of SCIO-323 in healthy volunteers.

TGF-beta program

•
In March 2002, we added a new drug candidate to our pipeline that we believe could become the first oral inhibitor of TGF-beta. TGF-beta is a multifunctional cytokine, a signaling protein that is produced in a broad range of diseases characterized by unregulated scarring and eventual organ failure. Research has indicated that excessive activation of TGF-beta is involved in the development of scar tissue formation, which is thought to contribute to the progressive loss of function seen in a variety of conditions. Diseases in which TGF-beta may play a role include congestive heart failure, chronic obstructive pulmonary disease, liver cirrhosis and kidney disease. Current therapies for these conditions treat symptoms exclusively or are only modestly effective in slowing disease progression.

•	In July 2002, we announced the lead indication for our TGF-beta compounds will be chronic obstructive pulmonary disease.

Natrecor

Congestive heart failure

According to the American Heart Association’s 2002 Heart and Stroke Statistical Update, approximately 4.8 million Americans currently suffer from chronic congestive heart failure and 550,000 new cases of congestive heart failure are diagnosed in the United States each year. Annual expenditures for congestive heart failure are estimated to be $21.4 billion, including $15.4 billion for inpatient care.

Chronic congestive heart failure is characterized by a progressive loss in the heart’s ability to pump blood. It is attributable to weakening of the contractile cells of the heart and accumulation of scar tissue. Different diseases can cause congestive heart failure, including coronary artery disease, heart attacks, inflammation of the heart tissue and diseases of the heart valves. Weakened heart muscle often results in poor cardiac output because the heart is unable to empty blood adequately from the ventricles to the circulation with each beat. Blood pools in the ventricles, and the heart changes from its normal shape and becomes enlarged. Subsequently, blood begins to back up into the blood vessels of the lungs, causing marked increases in pulmonary vascular pressures. As pressure increases, fluid moves from the pulmonary blood vessels into the air spaces, causing pulmonary congestion. One frequently used measurement of pulmonary vascular pressure is pulmonary capillary wedge pressure.

Congestive heart failure symptoms that result from the pooling of blood include shortness of breath, edema, or fluid retention, and swelling of the legs and feet. Congestive heart failure symptoms that result from the inefficiency of the heart to distribute or adequately pump oxygen-rich blood to body tissues include fatigue and weakness as well as a loss of appetite. As the disease progresses, these symptoms can severely impact the patient’s quality of life, such that even the ability to perform simple tasks, such as walking across the room, becomes limited.

In the early stages of congestive heart failure, the body activates several hormonal pathways that help the heart compensate in the short-term but have adverse long-term effects. These hormones, which include adrenalin, angiotensin II, aldosterone and endothelin, stimulate the heart to beat faster and stronger, thicken the wall of the heart and maintain blood pressure by constricting blood vessels and stimulating the kidney to retain sodium. If these pathways remain activated over a sustained period of time, the beneficial effects are lost and injurious effects develop, contributing to an eventual deterioration of heart function. Current medications and medications under development generally focus on one or more of these hormonal pathways.

Many congestive heart failure patients will eventually experience a rapid deterioration, or decompensation, and require urgent treatment in the hospital. This condition is called acute congestive heart failure. Approximately one million patients are admitted to the hospital each year in the United States with a primary diagnosis of acute congestive heart failure, and approximately two million patients are admitted to the hospital each year with a secondary diagnosis of acute congestive heart failure. Acute congestive heart failure is also the most frequent cause of hospitalization among Medicare patients. In addition, patients suffering from chronic congestive heart failure have a five-year mortality rate of approximately 50%. For more than a decade, there were no new FDA approved drugs to treat acute congestive heart failure.

Natrecor: our solution for the treatment of acute congestive heart failure

Natrecor is a recombinant form of human B-type natriuretic peptide, or BNP, a naturally occurring hormone in the body that aids in the healthy functioning of the heart. BNP is secreted by the ventricles of the heart as a response to congestive heart failure. We believe that the advantage of Natrecor, compared to other forms of therapy for acute congestive heart failure, is that it works on multiple components of the acute congestive heart failure disease pathway. In particular, based upon preclinical studies and clinical trials, we believe that Natrecor:

•	dilates veins, which decreases elevated pulmonary pressures, or preload;

•	dilates arteries, which decreases the resistance against which the heart has to pump, or afterload;

•	stimulates the kidney to excrete excess sodium, or natriuresis;

•	stimulates the kidney to excrete excess fluid, or diuresis; and

•	opposes many of the injurious consequences caused by the long-term elevation of hormones such as adrenalin, angiotension II, aldosterone and endothelin.

In clinical trials, Natrecor has also been shown to significantly improve blood circulation and patient symptoms compared to standard care plus placebo without the need for labor-intensive monitoring, and its method of administration does not require frequent dosing adjustments. In addition, in clinical trials, Natrecor has not been associated with an increase in the incidence of cardiac arrhythmias and has demonstrated no evidence of drug interactions with other agents used concurrently in the treatment of acute congestive heart failure.

We have made significant progress since the FDA approved Natrecor in August 2001. We launched Natrecor immediately after approval with 168 cardiovascular salespersons coupled with two Area Business Directors and 18 Area Business Managers. As of October 2002, Natrecor was being used in about 85% of the 2,000-targeted academic and community hospitals where approximately 80% of the acute congestive heart failure patients in the United States are treated. To enhance our hospital and physician access, we aggressively pursued contracts with group purchasing organizations. These group purchasing organizations contract for hundreds of member hospitals and, as a group, assist us in gaining access for Natrecor and our cardiovascular specialists in these hospitals. Currently, we have signed group purchasing organization arrangements with Amerinet, BroadLane, Consorta, Cardinal Health Provider Pharmacy Services, Purchasing Alliance for Clinical Therapeutics and Premier. In addition to group purchasing organization agreements, we believe Kaiser Permanente has put Natrecor on the formulary for many of its Northern and Southern California hospitals. We also recently finalized a purchasing agreement with the U.S. Veteran’s Administration, which allowed Natrecor to be placed on the Federal Supply Schedule.

Other treatments for congestive heart failure

While some cardiac risk factors such as smoking, high cholesterol, high blood pressure, diabetes and obesity can be controlled with lifestyle changes, the majority of patients with congestive heart failure require additional treatments to help manage their disease. Competing medications for the treatment of congestive heart failure, including diuretics, inotropes, vasodilators and beta-blockers, only focus on single components of the diverse pathways contributing to congestive heart failure. For example, diuretics help the kidneys rid the body of excess fluid, thereby reducing blood volume and the heart’s workload. Inotropes strengthen the heart’s pumping action. Vasodilators, such as ACE inhibitors, cause the peripheral arteries to dilate, making it easier for blood to flow. Beta-blockers slow the heart rate and reduce blood pressure by blocking the effects of adrenalin.

Upon arrival at the emergency department, patients who experience acute episodes of congestive heart failure are typically treated with a combination of oxygen, morphine and intravenous diuretics. A small percentage of patients respond to this initial therapy and do not require admission to the hospital; however, the majority of acute congestive heart failure patients require additional medical intervention and are admitted. Additional acute congestive heart failure treatments may include intravenous administration of inotropes, such as dobutamine, and vasodilators, such as nitroglycerin. While each of these therapies assist in managing acute congestive heart failure, each also has inherent limitations. Inotropes strengthen the contractility of the heart but increase the incidence of cardiac arrhythmias, or irregular heartbeats, and are associated with increased mortality. Intravenously administered nitroglycerin requires careful monitoring and slow dosage increases in small increments, resulting in delays in attaining positive responses in acutely ill patients. Moreover, therapeutically effective doses of intravenous nitroglycerin are:

•	unpredictable from patient to patient;

•	very close to toxic degrees of hypotension; and

•	associated with increased tolerance or loss of effectiveness.

These complications of intravenous nitroglycerin often require the transfer of acute congestive heart failure patients to more costly treatment units within the hospital, such as the cardiac and intensive care units, in order to provide careful patient monitoring.

Natrecor clinical trials

We have conducted numerous clinical trials evaluating Natrecor over the past eight years. Approximately 1,000 patients have been treated with Natrecor in 12 trials, including four pivotal efficacy and safety trials. In all of these trials, Natrecor administration has been associated with improved blood circulation and vascular filling pressures in the heart and lungs. Two of the efficacy trials further demonstrated statistically significant improvement of symptoms in acute congestive heart failure patients.

Current clinical trials

In March 2001, we initiated the PROACTION, or Prospective Randomized Outcomes Study of Acutely Decompensated Congestive Heart Failure Treated Initially in an Outpatient setting with Natrecor, trial, a pilot study in which two hundred and thirty seven patients were enrolled and treated in the emergency department or observation unit at 38 U.S. hospitals. The study was designed to compare the clinical effects, safety profile and economic impact of Natrecor plus standard therapy to placebo plus standard therapy when administered in the emergency department or observation unit. Outcomes were assessed over 30 days. We announced the results of the PROACTION pilot trial in July 2002. The study confirmed that Natrecor could be used safely in emergency departments and observation units. Although not statistically significant, the results suggest that early use of Natrecor in the emergency department or observation unit may decrease the rate of initial hospital admissions and readmissions following initial hospital discharge versus standard care. These improved clinical outcomes could lead to cost reductions that neutralize the cost of Natrecor when compared to standard care alone.

As of September 30, 2002, we completed the enrollment of 210 patients for the FUSION study, or Management of Patients with congestive heart failure After Hospitalization with Follow Up Serial Infusions Of Natrecor, a multi-center, randomized, open-label pilot study that is being conducted at approximately 40 U.S. sites. The FUSION study was initiated in January 2002. Patients are randomized to receive either their usual long-term cardiac medications, with or without intravenous inotropes, or serial infusions of Natrecor in addition to their usual long-term cardiac medications, excluding intravenous inotropes. All treatment groups have weekly outpatient visits, and Natrecor patients receive infusions for four to six hours at each weekly visit. Patients receive study treatment for 12 weeks, followed by a one-month follow up period. The primary objective of this dose ranging trial is to collect safety and tolerability data on Natrecor with repeated dosing in an outpatient setting. Data from the FUSION study are expected to be available in the second quarter of 2003.

Amended NDA submission trials

We have completed two trials since the submission of our original NDA, the VMAC trial, or Vasodilation in the Management of Acute congestive heart failure, and the PRECEDENT trial, or Prospective Randomized Evaluation of Cardiac Ectopy with Dobutamine or Nesiritide Therapy. These trials formed the basis of our amended NDA.

The VMAC trial.    We began enrollment in our VMAC trial in October 1999 and, in July 2000, completed enrollment of 498 patients hospitalized for acute congestive heart failure in the United States. This trial compared the effects of Natrecor, intravenous nitroglycerin and placebo, when individually added to standard therapy, such as diuretics and inotropes. The primary endpoints were a reduction in pulmonary capillary wedge pressure—a measure of the pulmonary vascular pressure of the heart, reflecting its workload—and improvement of the symptom of shortness of breath. The VMAC trial achieved both of its primary endpoints. Key results of the VMAC trial that were presented in November 2000 at the annual scientific meeting of the American Heart Association include:

•
Natrecor produced a 20% decrease in pulmonary capillary wedge pressure at three hours, most of which occurred in the first 15 minutes, which was significantly better than the 7% decrease in pulmonary capillary wedge pressure at three hours for the placebo group;

•	Natrecor improved shortness of breath significantly better than placebo;

•	Natrecor decreased pulmonary capillary wedge pressure significantly faster and to a greater extent than intravenous nitroglycerin;

•
Natrecor significantly improved breathing in patients receiving placebo plus standard active therapy; in contrast, intravenous nitroglycerin did not significantly improve breathing in patients receiving placebo plus standard active therapy;

•	Natrecor-treated patients had significantly fewer adverse events than either placebo or intravenous nitroglycerin patients;

•
acute congestive heart failure patients experiencing active ischemia, which is impaired blood flow to the heart, showed no significant difference in adverse side effects with respect to Natrecor, compared to placebo or nitroglycerin; and

•	patients receiving Natrecor did not develop tolerance to the drug over time, and consequently, the effects of Natrecor were sustained through 24 hours at the same dosage.

The PRECEDENT trial.    The PRECEDENT trial compared the safety of Natrecor and dobutamine, the most commonly used inotrope treatment for acute congestive heart failure. Key results of the PRECEDENT trial indicated that:

•	Natrecor produced fewer cardiac arrythmias than dobutamine; and

•	use of Natrecor was associated with fewer deaths than the use of dobutamine.

p38 kinase inhibitor program

The immune system and inflammation

The immune system is composed of multiple cell types, including white blood cells, each with a specific functional role. This system is regulated by cytokines, which are proteins produced by immune system cells. When the body encounters foreign material, or when tissue injury occurs, numerous enzymes in the immune system are activated, causing the production of various inflammatory cytokines such as interleukin-1, or IL-1, and tumor necrosis factor-alpha, or TNF.

One class of the immune system’s family of enzymes is the mitogen-activated protein kinases, or MAP kinases. The MAP kinases are a family of intracellular signaling enzymes that are activated when cells are either stimulated or stressed and mediate many beneficial and injurious cellular responses. One of the MAP kinases, p38 kinase, is responsible for increased production of IL-1, TNF and the inflammatory enzyme cyclooxygenase-2, or COX-2.

Autoimmune diseases occur when the body’s immune system is abnormally activated against the body. In the case of rheumatoid arthritis, the immune system is activated against joint tissues. White blood cells invade the joint space, and, when activated, produce proteins such as IL-1, TNF and COX-2, which result in pain, swelling and eventual destruction of the affected joints. Other diseases that are worsened by sustained high levels of TNF and IL-1 include inflammatory bowel disease and congestive heart failure. We believe that patients treated with an oral p38 kinase inhibitor could experience a reduction in both the symptoms and the progression of inflammatory diseases since it could inhibit the production of IL-1, TNF and COX-2.

Current therapy for autoimmune and inflammatory diseases

Currently, there is no cure for, or prevention of, autoimmune disease. Optimal medical management requires the early introduction of therapies in order to prevent the long-term effects of the disease. In the case of rheumatoid arthritis, long-term effects include irreversible joint damage and hypertrophy of joint tissues limiting a patient’s ability to move the affected joints.

Traditionally, initial drug treatment of inflammatory diseases involves the use of non-steroidal anti-inflammatory agents. Steroids, such as glucocorticoids, are often added as the disease or symptoms progress. Although these agents help patients increase function and improve symptoms, they do not stop progression of the disease. Moreover, these drugs have been demonstrated to cause both stomach and kidney problems. In addition, persistent steroid treatment may result in excess suppression of the immune system, which can lead to infection, decreased bone marrow function and osteoporosis. Recently, more selective anti-inflammatory agents, or COX-2 inhibitors, such as Celebrex and Vioxx, have been introduced for symptom relief; however, they do not alter the progression of inflammatory disease. Sales of COX-2 inhibitors for the treatment of inflammatory disease were approximately $4.8 billion in 2000.

More powerful drugs exist for patients that do not respond to initial drug therapy. In the case of rheumatoid arthritis, drugs such as methotrexate, hydroxychloroquine and sulfasalazine can have individual side effects, which must be monitored closely, and a delay of one to six months for a clinical response is common.

Within the past four years, inhibition of inflammatory cytokines has become an established treatment for autoimmune disease. In the case of RA, two new protein therapeutics, Enbrel and Remicade, were introduced to inhibit the effects of TNF. Combined U.S. sales of these agents totaled approximately $1.5 billion in 2001. These treatments have been shown to be effective at arresting the progression of the disease; however, they must be given by injection or infusion on a repeated basis. Resistance to the treatment is also an issue with these new drugs. This is due in part to increasing production by a patient’s immune system of antibodies that neutralize administered proteins.

We are focusing our initial drug development efforts on creating an orally available small molecule drug for the treatment of rheumatoid arthritis. The Arthritis Foundation estimates that approximately 2.1 million Americans currently suffer from rheumatoid arthritis. Decision Resources, an independent market research group, suggests that the global market for rheumatoid arthritis therapies will be approximately $6.6 billion by 2009, up from almost $1.5 billion in 1999. Rheumatoid arthritis patients generate more than nine million physician office visits and more than 250,000 hospitalizations each year. It is estimated that, in aggregate, the average yearly earnings deficit for all working individuals with rheumatoid arthritis is approximately $6.5 billion.

SCIO-469 and SCIO-323: our p38 kinase inhibitors for the treatment of inflammatory diseases

SCIO-469 and SCIO-323 are novel oral, small molecule compounds designed to inhibit p38 kinase. Oral administration allows for careful dosage adjustment, which may permit the physician to inhibit TNF sufficiently to obtain a useful therapeutic effect without subjecting the patient to the risk of infection associated with complete TNF inhibition.

Preclinical studies.    In preclinical studies of acute and chronic inflammatory arthritis, orally administered doses of SCIO-469 reduced cellular production of COX-2 in a dose-dependent manner and reduced COX-2 and TNF levels in whole blood assays. Statistically significant reductions in inflammation also were observed in animal models of arthritis. In October 2000, we presented preclinical data involving our p38 kinase inhibitors at the annual scientific meeting of the American College of Rheumatology. The study demonstrated that our p38 kinase inhibitors had statistically significant anti-inflammatory effects in both acute and chronic animal models of inflammation.

Clinical trials.    In January 2001, we completed a Phase Ia clinical trial of SCIO-469 evaluating single oral doses in healthy volunteers. This Phase Ia clinical trial enrolled 30 volunteers. In April 2001, we completed a Phase Ib clinical trial with 20 healthy volunteers in which we evaluated the safety and tolerability of multiple doses of SCIO-469 over a two-week period. Based on the results of these trials, we initiated a Phase IIa clinical trial with rheumatoid arthritis patients in February 2002. This multi-center, randomized, placebo-controlled clinical study will enroll 120 patients who have active rheumatoid arthritis and are receiving methotrexate. The main objective of the study is to evaluate the safety and tolerability of six escalating doses of SCIO-469 in rheumatoid arthritis patients. Following the independent safety review of the first four doses, we began to enroll patients in the fifth dose group. As of January 6, 2003, we are currently enrolling patients in the fifth dose group. We expect to announce results from this study in the second quarter of 2003.

In January 2003, we announced that we have begun a Phase I, double-blind, placebo-controlled, dose escalation study of SCIO-323. The purpose of the Phase I trial is to determine the safety and tolerability and measure the circulating blood levels of oral doses of SCIO-323 in healthy volunteers.

TGF-beta program

In March 2002, we announced the addition of a new drug candidate that we believe could become the first oral inhibitor of TGF-beta. TGF-beta is a multifunctional cytokine, a signaling protein that is produced in a broad range of diseases characterized by unregulated scarring and eventual organ failure. Research has indicated that excessive activation of TGF-beta is involved in the development of scar tissue formation, which is thought to contribute to the progressive loss of function seen in a variety of conditions. Diseases in which TGF-beta may play a role include congestive heart failure, chronic obstructive pulmonary disease, liver cirrhosis and kidney disease. Current therapies for these conditions treat symptoms exclusively or are only modestly effective in slowing disease progression.

We have developed novel and potent small molecule inhibitors that are designed to block activation of the TGF-beta receptor. They have been shown in our preclinical studies to be effective in reducing scar formation or fibrosis when given orally to animals. We expect to advance two lead molecules representing different chemical classes through preclinical development. In July 2002 we announced the lead indication for these compounds will be chronic obstructive pulmonary disease, which refers to a number of chronic lung disorders that restrict normal lung function. The most common forms of chronic obstructive pulmonary disease are chronic bronchitis and emphysema.

Strategy

We are focused on developing and commercializing novel pharmaceutical products that address large market opportunities with unmet medical needs, initially in the areas of cardiovascular and inflammatory disease. Key elements of our strategy include:

•
Maximizing the near-term commercial opportunities for Natrecor.    Natrecor is the first drug to be approved by the FDA for the treatment of acute congestive heart failure in over a decade. Since FDA approval of Natrecor in August 2001, we have built a focused 195-person sales force dedicated to establishing Natrecor as the standard of care. In addition, Glaxo Group Ltd. expects to begin marketing Natrecor in Europe in 2004, subject to receipt of necessary regulatory approvals.

•
Expanding the commercial opportunities for Natrecor.    We plan to expand the market opportunities for Natrecor including its use in additional clinical settings. In April 2002, we announced that Natrecor has received an Ambulatory Payment Classification passthrough code under the Hospital Outpatient Prospective Payment System from the Centers for Medicare & Medicaid Services. In October 2002, we announced that the Centers for Medicare & Medicaid Services granted a permanent code under the Healthcare Common Procedure Coding System to Natrecor, which allows Medicare reimbursement of Natrecor for use in the physician office setting. This reimbursement code was effective as of January 1, 2003. We also plan to pursue additional clinical settings for Natrecor including its use in serial outpatient infusions. For example, in January 2002 we initiated the FUSION study, a multi-center, randomized, open-label pilot study that will be conducted at approximately 40 U.S. sites and will enroll 210 patients.

•
Advancing the development of our small molecule therapeutics program.    We plan to continue to add state-of-the-art technologies to enhance our ability to develop small molecule therapeutics in addition to our traditional strengths in developing protein therapeutics. The major advantages of small molecule therapeutics are the potential for oral administration, the ability to adjust dosing to maximize efficacy and minimize toxicity and the ease and cost of manufacturing. We recently began Phase IIa trials of SCIO-469, an oral, small molecule inhibitor of p38 kinase that we are developing for the treatment of rheumatoid arthritis, and Phase I trials of SCIO-323, a second generation p38 kinase inhibitor. In addition, we are pursuing the development of oral small molecule inhibitors of the TGF-beta receptor for a broad range of clinical indications, the first of which will be chronic obstructive pulmonary disease.

•
Broadening our product portfolio through license or acquisition.    We believe that we can leverage our Natrecor-dedicated sales force by marketing additional products to the acute care market. We are evaluating the licensing or acquisition of additional product candidates, several of which are in the areas of cardiovascular and inflammatory disease. We may also acquire additional technologies or businesses that we believe will enhance our research and development capabilities.

•
Collaborating selectively with biotechnology and pharmaceutical companies.    As we expand certain aspects of our development pipeline, we intend to partner with biotechnology and pharmaceutical companies in order to gain access to additional research and development or marketing expertise. Our approach to partnership will be on a selective basis, seeking to maintain the highest possible value of our product candidates. In order to accomplish this task, we intend to delay partnering of any product until its clinical utility has been established.

Marketing and sales—Natrecor

Natrecor education

We continue to build awareness for Natrecor among key target audiences through a variety of tactical programs including medical seminars, continuing medical education programs, advisory boards and publications. At September 30, 2002, we had hired 16 Scientific Affairs Managers and a Director of Scientific Affairs who are focused on educating physicians on diseases of the cardiovascular system and building relationships with opinion-leading cardiologists. We continue to identify and develop relationships with physicians and nurses who play a leading role in the diagnosis and treatment of congestive heart failure.

In addition, we launched a nationwide registry to collect and analyze demographic and treatment data about patients hospitalized due to acute congestive heart failure. ADHERE, the Acute Decompensated HEart failure national REgistry, is expected to have a unique database of information on tens of thousands of patients gathered from approximately 300 U.S. hospitals over the next several years. We believe ADHERE will help clinicians better determine factors associated with improved clinical outcomes in acute congestive heart failure, the primary cause of more than one million hospital admissions in the United States each year. ADHERE should also provide comprehensive demographic and treatment data on a wide range of hospitalized heart failure patients. By tracking treatment of these patients over time, we hope to identify optimal treatment strategies and develop comprehensive acute congestive heart failure guidelines.

Sales force team

We have a dedicated cardiology and emergency medicine sales force consisting of seven director-level positions, 18 Area Business Managers and 170 cardiovascular salespersons. Our management team and sales force have extensive experience in and have been involved in the successful commercialization of therapies in the acute care setting. Our current team of 195 persons is the largest sales force solely dedicated to the acute congestive heart failure market.

Group purchasing organizations

To enhance our hospital and physician access, we have aggressively pursued contracts with group purchasing organizations. These group purchasing organizations contract for hundreds of member hospitals and, as a group, assist us in gaining access for Natrecor and our cardiovascular specialists in these hospitals. We currently have signed group purchasing organization arrangements with Amerinet, BroadLane, Consorta, Cardinal Health Provider Pharmacy Services, Purchasing Alliance for Clinical Therapeutics and Premier. In addition to group purchasing organization agreements, we believe Kaiser Permanente has put Natrecor on the formulary for many of its Northern and Southern California hospitals, and we have entered into a purchasing agreement with the U.S. Veteran’s Administration, which allowed Natrecor to be placed on the Federal Supply Schedule.

Glaxo Group Ltd. agreement

In March 2002, we finalized a license and supply agreement with Glaxo Group Ltd., an affiliate of GlaxoSmithKline, to license Natrecor to Glaxo Group Ltd. in all European markets. Under the terms of the agreement, Glaxo Group Ltd. will have the rights to sell and distribute the product for which we received an up-front fee of approximately GB£ 3.5 million and may receive milestone payments totaling up to an additional GB£ 11.5 million. In addition, we will receive royalties on future sales of Natrecor in the identified European markets. We will be responsible for the manufacture and supply of bulk product to Glaxo Group Ltd. Both companies will work together to continue clinical development of Natrecor in Europe. In September 2002, Glaxo Group Ltd. submitted a Marketing Authorization Application for nesiritide with the European Agency for the Evaluation of Medicinal Products. Glaxo Group Ltd. expects to launch Natrecor in Europe in 2004. The up-front fee of GB£ 3.5 million (which equaled approximately $4.9 million U.S. dollars) which we received in March 2002 has been recorded as deferred contract revenue.

Our agreement with Innovex

We entered into a sales and marketing agreement with Innovex LP and Innovex Support Services Limited Partnership, subsidiaries of Quintiles Transnational Corp., in January 2001, which we later amended in November 2001, in which we agreed through May 31, 2004 to purchase marketing services from Innovex and lease sales representatives from Innovex Support Services. Under the amended agreement, PharmaBio Development, Inc., an affiliate of Innovex and Innovex Support Services, agreed to fund a total of $30.0 million of our sales and marketing costs of Natrecor at set intervals through May 30, 2003, $20.3 million of which has received through September 30, 2002. In exchange for such funding, PharmaBio Development earns a declining royalty, up to a maximum amount of $65.0 million, on net sales of Natrecor in the United States and Canada through early 2008. As of September 30, 2002, we have paid $0.9 million in royalties to PharmaBio. We also granted PharmaBio Development a fully vested warrant to purchase 700,000 shares of our common stock at an exercise price of $20.00 per share, exercisable in seven installments from December 2001 through May 2003. PharmaBio Development may terminate its future funding commitments in the event Natrecor is withdrawn from the U.S. market or net sales of Natrecor decline in two consecutive quarters. The agreement also grants us the option to assume control of the leased Natrecor sales force from Innovex Support Services in June 2003, and we informed Innovex Support Services of our intention to assume such control in June 2002. In December 2002, we agreed with Innovex and Innovex Support Services to allow for the immediate conversion of the leased Natrecor sales force to Scios employees. In connection with the conversion of the sales force, we agreed to pay in January 2003 approximately $2.4 million in fees that were otherwise due to Innovex through May 2003. We also agreed to give PharmaBio Development the ability to immediately exercise the installments of their warrant that otherwise would have become exercisable through May 2003.

Manufacturing, order management and distribution

Our products are manufactured, packaged and distributed for us by third parties. In 1995, we entered into an agreement with BioChemie GmbH, a subsidiary of Novartis, in Austria for the manufacture of the bulk active pharmaceutical ingredient in Natrecor. Our manufacturing agreement with BioChemie sets minimum and maximum quantities of bulk active pharmaceutical ingredient to be ordered by us each year and over the life of the agreement. The agreement with BioChemie provides for the purchase by us of at least 25 kilograms of bulk solution over an eight-year period beginning after the first delivery of commercialized quantities, at a maximum aggregate price of €24.5 million (which equaled approximately $24.2 million at September 30, 2002). As of September 30, 2002, the remaining minimum purchase commitment was 22 kilograms of bulk solution at a maximum price of €21.6 million (which equaled approximately $21.3 million at September 30, 2002). Under the terms of the agreement, we have reimbursed BioChemie for one-half of its costs incurred in investing in new equipment to produce the bulk active pharmaceutical ingredient in Natrecor. We expect the agreement to run through 2009. BioChemie ships the bulk active pharmaceutical ingredient in powder form to Abbott Laboratories in McPherson, Kansas, where it is blended, filled and packaged for shipment. Our processing and supply agreement with Abbott Laboratories was executed in December 1997, runs through December 2004 and automatically renews each calendar year thereafter unless notice is given by either party six months prior to expiration. As of September 30, 2002, we have paid Abbott $1.3 million for purchases of finished product. Abbott ships the finished product to UPS Logistics Group, where it is stored for distribution to various wholesalers. We also maintain arrangements with several companies to manufacture our p38 kinase inhibitor compounds and intend to enter into a long-term supply relationship if our compounds continue to proceed through development.

We sell finished Natrecor directly to approximately 20 wholesalers through UPS Logistics Group, our distributor and inventory manager, based on purchase orders that UPS Logistics Group receives from the various wholesalers. Wholesalers sell Natrecor directly to hospitals. As of September 30, 2002, three wholesalers, AmerisourceBergen, Cardinal and McKesson, accounted for approximately 90% of our total Natrecor sales. We believe that because the ultimate purchasers of Natrecor are hospitals, the loss of any of our wholesaler customers would not have a material impact on sales of Natrecor because other wholesalers would increase their purchases to meet the demand.

Licensing arrangements with third parties

We have licensed some of our product candidates to third parties, who are now responsible for product development. Under these arrangements, we typically receive a combination of up-front payments, milestone payments upon their achievement of scientific and clinical benchmarks and royalties on commercial sales of products by our partners.

BNP

In 1998, we entered into a cross-license agreement with Shionogi under which we granted Shionogi a royalty-free, exclusive license in Japan and a royalty-free, semi-exclusive license outside of Japan to our BNP patent rights for the diagnostic field. We also granted Shionogi a royalty-free, non-exclusive worldwide license to our BNP patent rights for the radioimmunoassay field. In exchange, Shionogi granted us a royalty-bearing, exclusive worldwide license under Shionogi’s BNP patent rights to develop therapeutic products and a royalty-free, non-exclusive license outside of Japan under Shionogi’s BNP patent rights for the diagnostic field. For therapeutic products, we pay royalties on net sales for the life of the patent in countries where Shionogi holds one or more BNP patents. In countries where Shionogi has no issued patent covering BNP, but one or more pending patent applications which cover BNP, we are obligated to pay a reduced royalty on the net sales of our therapeutic products during the pendency of such applications, up to a maximum of four years following commencement of our sales in the country where such applications are pending, after which the royalty obligation shall cease, unless and until the pending applications result in one or more issued claims covering BNP, in which case we would be obligated to pay the full royalty from the date of patent issuance until the expiration or invalidity of the BNP patents in question. Shionogi holds patents relating to BNP in Japan and Europe and has pending patent applications in the United States. The cross-license agreement with Shionogi remains in effect as long as one party still owns BNP patent rights. As of September 30, 2002, we have paid $0.8 million in royalties to Shionogi.

We have licensed to Biosite Diagnostics and Abbott Laboratories the right to use our patents on BNP for diagnostic purposes. Biosite has developed and is currently marketing a point-of-care diagnostic test for BNP levels in the United States and Europe. This test is used to identify individuals with congestive heart failure or to monitor progression of their disease or their response to treatment. We are currently receiving royalties from Biosite on the sales of their diagnostic products. We also receive periodic milestone payments from Abbott as it continues to develop its BNP diagnostic product.

Fibroblast growth factor

In 1982, Biotechnology Research Partners, Ltd., a California limited partnership, was formed primarily to conduct research and experimentation in the field of biotechnology and to develop and produce from genetically engineered micro-organisms or cells new products that have potential pharmaceutical and other commercial applications. Out of this research, fibroblast growth factor, or FGF, was discovered. FGF is a naturally occurring protein, which stimulates the growth of new blood vessels. In 1988, we licensed the FGF technology to Kaken Pharmaceutical.

In April 2001, Kaken received approval from the Japanese Ministry of Health and Welfare to market an FGF-based product for the treatment of recalcitrant dermal ulcers in Japan. As part of the partnership agreement for Biotechnology Research Partners, Biotechnology Research Partners and Scios share in the royalties from product sales of FGF. During 2001, we received royalties on sales of FGF-based products by Kaken in Japan. The distributions of the royalty payments were approximately 63% to Scios and 37% to the limited partners of Biotechnology Research Partners. Costs and expenses are shared in this same percentage for audit, legal, and general and administrative expenses. Scios R&D, Inc., a wholly owned subsidiary of Scios, owns 100% of BRP, Inc., the general partner of Biotechnology Research Partners. Scios owns approximately 59% of Biotechnology Research Partners and consolidates the results of Biotechnology Research Partners in its financial statements.

In November 1999, we granted a license to Chiron covering rights to FGF in the areas not previously licensed by us. We may receive up to $12.0 million in milestone payments upon Chiron’s completion of certain development objectives. In addition, we will receive royalties based on sales of FGF products in countries where we hold patents. Chiron has completed separate Phase II human clinical trials evaluating FGF as a treatment for coronary artery and peripheral vascular disease.

We have also granted nonexclusive licenses under our FGF patents and technology to Orquest for the development of products for the treatment of bone fractures.

We are obligated to make payments to Organon International based on amounts received by us upon commercialization of FGF. Approximately $0.2 million remains to be paid under this obligation, which stems from our 1989 reacquisition of certain FGF rights previously licensed to Organon.

Vascular endothelial growth factor121

VEGF121 is a naturally occurring protein used to stimulate the growth of new blood vessels. In May 1996, we granted a license to GenVec for the use of the gene encoding VEGF121 in gene therapy products. GenVec is currently conducting Phase II clinical trials of its BIOBYPASS angiogen, which incorporates the use of our licensed technology. This product is being evaluated to treat coronary artery disease and peripheral vascular disease. We will receive royalties on any future sales of these products.

Glucagon-like peptide-1

GLP-1 is a potent peptide that stimulates insulin release when blood sugar levels are above normal. In 1988, we licensed from Massachusetts General Hospital the exclusive use of certain patent applications for GLP-1 and certain analogs upon which we will pay a royalty on any future sales. In 1996, we granted Novo Nordisk an exclusive license to our GLP-1 technology and the additional rights we acquired pursuant to the Massachusetts General Hospital license. We will receive royalties on product sales made by Novo Nordisk. Novo Nordisk is responsible for development activities for GLP-1 and has initiated Phase II human clinical trials of a GLP-1 analog that they are developing as a treatment for Type 2 diabetes.

Alzheimer’s disease

We have concluded separate research collaborations with Eli Lilly and with DuPont Pharmaceuticals to develop new therapies for Alzheimer’s disease. The joint research phase of our collaboration with DuPont ended in November 2000. The joint research phase of our collaboration with Eli Lilly ended December 31, 2001. Under the Eli Lilly agreement, we are entitled to receive potential milestone payments if certain events are achieved, and Eli Lilly is entitled to commercialize any resulting products subject to royalty payments to us. Following the DuPont and Eli Lilly collaborations, we have decided to discontinue further substantial research efforts relating to identification and characterization of proteins and biological mechanisms implicated in Alzheimer’s disease.

Drug delivery systems

Prior to our acquisition of Nova Pharmaceuticals in 1992, Nova had been developing several drug delivery systems, including the Gliadel implant to treat primary brain cancer. The Gliadel technology was developed pursuant to a license agreement with the Massachusetts Institute of Technology relating to MIT’s Biodel drug delivery technology. We licensed Gliadel to Guilford Pharmaceuticals in 1994. Gliadel was approved for marketing in the United States in 1996. We assigned our Biodel license rights back to MIT, which administers the licensing of this technology, including the license with Guilford. We and MIT are receiving royalty and milestone payments under the license agreement with Guilford. We conducted the Gliadel project on behalf of Nova Technology Limited Partnership, the limited partnership that funded Nova’s research and development on these projects. In December 1992, we exercised our option to acquire all interests in Nova Technology Limited Partnership for $20.4 million. We also issued contingent payment rights to all limited partners of the partnership, pursuant to which we are obligated until January 15, 2008 to pay royalties on the sale or license of certain products that were under development by the partnership.

Psychiatric sales and marketing division

Since 1990, our Psychiatric Sales and Marketing Division had the exclusive right to market certain products in the United States under a licensing agreement with GlaxoSmithKline, including Eskalith and Eskalith CR, Thorazine, Stelazine and Parnate. GlaxoSmithKline was responsible for the manufacture and distribution of these products. As part of our agreement with GlaxoSmithKline, we paid GlaxoSmithKline 40% of our net profits from the sales of these products. We sold the marketing rights back to GlaxoSmithKline and terminated the licensing agreement effective March 31, 2001. We received from GlaxoSmithKline $4.0 million in 2001 and $3.0 million in 2002, and expect to receive a final payment of $2.4 million in 2003.

Research and development

Our technical capabilities now include disease-based gene microarrays, bioinformatics, structural informatics and state-of-the-art medicinal chemistry, including computational chemistry modeling, all of which have added to our traditional technical strengths in protein cloning and expression.

In order to discover new pathways of disease, our research has assembled tissue samples from a broad array of human and experimental diseases of the cardiovascular system. We analyze these tissues for the expression of new genes that may be involved in particular diseases. We do this by a technique known as microarray gene display, in which fluorescent tags identify which genes may be up regulated or down regulated during the course of a particular disease. We then apply commercial and proprietary software analysis to the sequence of these genes and to the patterns of their expression in order to highlight cellular pathways that may be playing a particular role in a disease process. This process is known as bioinformatics.

Particular attention is paid either to the presence of a known enzyme participating unexpectedly in a disease process or to a novel enzyme. Our molecular biologists then express these candidate target enzymes in an activated state as pure proteins and develop high throughput screening assays to discover inhibitors of those enzymes within our chemical compound library, which we have developed over the last several years. Applying the tools of structural informatics, our protein chemists develop computer-based, three-dimensional structures of these enzymes that guide our chemists in developing lead inhibitory molecules with respect to potency and selectivity. Once we have brought a drug candidate to the optimum level of potency and safety, we test the drug at both the cellular and animal level, again applying gene microarray technology. This allows the rapid evaluation of the drug for efficacy while ensuring that potential toxicities are minimized before testing in the clinic.

We are focused on diseases of the cardiovascular system, with a particular emphasis on inflammation in both its acute and chronic forms and scarring as a cause of chronic organ failure. Our research has emphasized an emerging family of protein therapeutic targets known as protein kinases. Kinases are naturally occurring intracellular signaling “switches” that work by attaching phosphate groups to other proteins, thereby activating cellular processes controlled by those proteins, including the transcription of new proteins. While the vast majority of protein kinases are engaged in beneficial work on behalf of the cells of the body, medical research over the last decade has clearly demonstrated that cellular pathways abnormally activated by certain kinases contribute to both the symptoms and progression of many diseases. By applying the most advanced technologies available with proprietary methodology, including the development of gene analysis software, we have dedicated ourselves to the identification of kinases participating in diseases within our strategic focus and developing and testing inhibitors of those enzymes for potential therapeutic value. The rapid preclinical and clinical development of our p38 kinase inhibitors, SCIO-469 and SCIO-323, and our preliminary advances in our TGF-beta program represents the initial success of this innovative approach.

Our aggregate research and development expense totaled $48.1 million in 2001, $39.3 million in 2000, and $34.3 million in 1999.

Patents and proprietary rights

We seek patent protection for proprietary technology and products in the United States and abroad to prevent others from unfairly capitalizing on our investment in research. Other companies engaged in research and development of new healthcare products also actively pursue patents for their technologies. We also rely upon trade secrets and know-how to reinforce our competitive position. However, trade secret protection will not preclude others from independently developing technology similar to ours, nor can there be any assurance that third parties that have signed confidentiality agreements with us will honor those agreements.

We currently own or hold exclusive rights to 95 issued U.S. patents and 57 U.S. pending patent applications covering our proprietary technology and products. We also own or hold exclusive rights to foreign patents and patent applications corresponding to most of the U.S. patents and patent applications in our portfolio. Our issued patents include patents on Natrecor, certain of our p38 kinase inhibitors, FGF, VEGF121 and GLP-1. Our proprietary position with respect to certain principal products under development is described below. If a patent issues prior to marketing approval, as has been the case with all of our issued patents to date, we can apply for extension of the patent term for a limited period of time to make up for a portion of the patent term lost to the regulatory approval period. The absence of a patent covering products, which we have licensed to third parties, could reduce the royalties due to us under the agreements with those parties.

Natrecor

We have been issued United States, Canadian and European patents covering the endogenous form of Natrecor, human BNP. Our U.S. patents on Natrecor are subject to possible extension due to time taken up in the regulatory approval process. We believe our key patent on Natrecor, which currently expires in May 2009, may be extended to late 2013 or early 2014. Pursuant to a royalty-bearing, exclusive worldwide license granted to us by Shionogi, we also have the exclusive right to develop therapeutic products using BNP under certain patents and applications on BNP originally filed by Daiichi Pharmaceutical and subsequently acquired by Shionogi. Shionogi holds patents in Japan and Europe. We believe that Shionogi may have a patent application pending in the United States. Although we were granted a Japanese patent on BNP, the patent was revoked in 1998 in an opposition filed against the patent by an unidentified party. The opposition did not challenge the originality of our BNP discovery but based its challenge solely on an interpretation of utility requirements for patentability peculiar to Japanese patent law. We appealed the revocation to the Tokyo High Court. On March 13, 2001, the Tokyo High Court affirmed the revocation. We petitioned the Supreme Court of Japan for the right to appeal the decision of the Tokyo High Court, but our petition was rejected. In June 2002 we were informed by our Japanese counsel that the Supreme Court’s decision precludes further appeals in the Japanese Patent Office. The decision does not affect our patent rights outside of Japan, nor does the revocation impact our ability to exclusively market BNP in Japan insofar as our exclusive license under the patent rights of Daiichi includes several Japanese patents of Daiichi directed to BNP.

p38 kinase inhibitors

We have filed a series of patent applications in the United States covering the classes of p38 kinase inhibitors that we have identified. To date, we have been issued three U.S. patents directed to certain of these p38 kinase inhibitors. These patents will expire in 2018, subject to possible extension for FDA regulatory delays. While the classes of small molecule compounds identified by our researchers appear to be unique, we are aware that other companies are also working to develop p38 kinase inhibitor compounds, and have filed patent applications on and received patents covering certain classes of compounds that these competing companies have identified and covering various aspects of identifying such compounds.

TGF-beta inhibitors

Our patent portfolio directed to small molecule kinase inhibitors includes pending and issued U.S. patent applications directed to the TGF-beta inhibitors we have identified, including those we believe have the greatest potential for commercial development. To date we have two issued U.S. patents and four pending U.S. patents directed to our TGF-beta inhibitors. The issued patents will expire in 2018, and we expect the pending applications, if issued, to have the same expiration. If we obtain FDA approval to market and sell one or more TGF-beta inhibitors, certain of our patents directed to these compounds may be extended based on regulatory delays in obtaining FDA approval.

FGF

After an interference with The Salk Institute for Biological Studies, we were awarded a U.S. patent on DNA sequences, expression vectors, and microorganisms used in the recombinant production of human basic FGF. Our basic FGF U.S. patent will expire in 2012, and it may be extended for FDA regulatory delays. We also hold European and Japanese patents on human basic FGF. Synergen, now owned by Amgen, has obtained patents directed to a form of FGF that we believe is different from the form of FGF produced by us. A U.S. patent issued to Salk contains claims directed to substantially pure mammalian basic FGF containing the 146 amino acid sequence of bovine basic FGF or a naturally occurring homologous sequence of another mammalian species. Although we have been advised by counsel that the Salk patent would be invalid if read broadly enough to cover our form of FGF, there is still risk that an assertion of this patent could block our partners’ ability to develop and market human basic FGF in the absence of a license, or if such a license is granted, could reduce the royalty income to us. We opposed Salk’s European patent, which resulted in revocation of the patent. Salk appealed the revocation. In February 2002, the Technical Board of Appeal agreed with the grounds of appeal and entered its decision to maintain the patent as granted. Our European patent was opposed by Chiron and Pharmacia. Our patent was upheld and both opponents appealed. As a result of our license to Chiron, Chiron, who is also a licensee of Salk, withdrew from the opposition against our European patent, and we have withdrawn from our opposition against the Salk patent.

In March 1994, we obtained a non-exclusive license to make, use and sell FGF under a U.S. patent issued to Harvard University containing claims to purified cationic (basic) FGF. The Harvard patent is based on a patent application having a filing date earlier than the application that formed the basis for the Salk patent. Sublicense rights under this patent are included in the rights granted by us to our FGF licensees, Kaken and Chiron.

VEGF121

Seven isoforms of human VEGF (hVEGF) are known, having 121, 145, 148, 165, 183, 189 and 206 amino acids, respectively. We believe that our researchers were the first to identify, clone and produce by recombinant DNA technology the 121 amino acid form of hVEGF (hVEGF121). hVEGF121 is the only human VEGF isoform known not to bind to heparin. We own two U.S. patents issued in 1993 covering hVEGF121, and in 1996 received a European patent covering this VEGF isoform. Our U.S. patents on VEGF121 will expire in 2010 but may be extended for FDA regulatory delays. We have patent applications pending in Canada and Japan. Other companies and institutions, including Genentech, Pharmacia and the Regents of the University of California, hold patents and pending patent applications claiming various isoforms of hVEGF and certain VEGF variants.

Competition

For patients treated with acute congestive heart failure, many therapeutic options are available. Competing drugs fall into three main categories: vasodilators, inotropes and diuretics. Natrecor, approved for marketing in August of 2001, competes against both vasodilators and inotropes in the acute congestive heart failure market. Many of the currently marketed drugs are available in generic formulation and have an associated low cost. In addition, milrinone, an inotrope promoted by Sanofi-Synthelabo, lost patent protection in May 2002. Natrecor has been priced above the cost of these existing drugs, which may harm our competitive position relative to these drugs. The higher cost of Natrecor may prevent us from being able to compete effectively with these long-standing existing forms of therapy.

New drugs in development for the treatment of acute congestive heart failure would compete with Natrecor if approved by the FDA or other regulatory agencies. Veletri, a non-selective endothelin receptor antagonist, is being developed by Actelion. Actelion recently completed Phase II clinical trials with Veletri as a vasodilator for the treatment of acute congestive heart failure. Based on the results of the Phase II clinical trials, Actelion announced in September 2002 that it intends to proceed with a Phase III trial with Veletri to evaluate mortality and morbidity benefits. In addition, we understand that Abbott is in Phase III development of Simdax, a calcium sensitizer described as an inotrope.

We are aware of several pharmaceutical and biotechnology companies that are actively developing or have commercialized products addressing the same disease indication as our p38 kinase inhibitor. Current commercial competition for rheumatoid arthritis treatments include generic methotrexate, the injectible TNF inhibitors such as Centocor’s Remicade (Centocor is a subsidiary of Johnson & Johnson) and Amgen’s Enbrel and their recent launch of an injectible interleukin-1 inhibitor, Kineret (anakinra). In addition, competition will result from the most often prescribed drugs to treat rheumatoid arthritis, the non-steroidal anti-inflammatory drugs such as ibuprofen and the COX-2 inhibitors such as Pharmacia’s Celebrex and Merck’s Vioxx. These drugs are palliative only and do not reverse or prevent the progression of the disease.

In addition, we are aware of pharmaceutical and biotechnology companies that are specifically developing p38 kinase inhibitors for treating rheumatoid arthritis. In 2001, Vertex Pharmaceuticals suspended the development of its lead oral p38 kinase inhibitor compound indicated for rheumatoid arthritis. Vertex initiated clinical trials with two back-up compounds during 2002. Phase I trials for their lead back-up p38 kinase inhibitor are expected to be completed in 2003. Boehringer Ingleheim is currently in Phase II trials with their lead p38 kinase inhibitor in Europe for the treatment of rheumatoid arthritis. Many of these companies, including Boehringer Ingleheim and Vertex, possess both greater access to capital and research and development resources. We may be unable to compete effectively with any of these development projects. If we are successful in developing our own p38 kinase inhibitor compound we may face intense competition.

We expect that competition for our products, when approved for sale, will be based, among other things, on efficacy, reliability, product safety, price and patent position. Our ability to compete effectively and develop products that can be manufactured cost-effectively and marketed successfully will depend on our ability to:

•	advance our technology platforms;

•	license additional technology;

•	maintain a proprietary position in our technologies and products;

•	obtain required government and other public and private approvals on a timely basis;

•	attract and retain key personnel; and

•	enter into corporate partnerships.

Our failure to achieve any of the above goals could impair our business.

Government regulation

Pharmaceutical drugs are subject to extensive pre- and post-market regulation by the FDA, including regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising, and promotion of the products under the Federal Food Drug and Cosmetic Act. The process required by the FDA before a new drug may be marketed in the United States generally involves the following: completion of preclinical laboratory and animal testing; submission of an investigational new drug application, which must become effective before clinical trials may begin; performance of adequate and well controlled human clinical trials to establish the safety and efficacy of the proposed drug products’ intended use; and approval by the FDA of an NDA.

Human clinical trials are typically conducted in three sequential phases that may overlap. These phases generally include the following: Phase I during which the drug is introduced into healthy human subjects or, on occasion patients, and is tested for safety, dose tolerance and metabolism; Phase II during which the drug is introduced into a limited patient population to determine the efficacy of the product for specific targeted diseases, to determine dosage tolerance and optimal dosage and to identify possible adverse effects and safety risks; and Phase III during which the clinical trial is expanded to a more diverse patient group in geographically dispersed clinical trial sites to further evaluate clinical efficacy, optimal dosage and safety. The FDA, and the Institutional Review Board at each institution at which a clinical trial is being performed, may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk.

The results of product development, preclinical animal studies and human studies are submitted to the FDA as part of the NDA. The NDA also must contain extensive manufacturing information. The FDA does allow under certain circumstances for the joint manufacturing of drug products. The FDA may approve or disapprove the NDA if applicable FDA regulatory criteria are not satisfied or it may require additional clinical data. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-market regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require post-marketing studies, referred to as Phase IV studies, to monitor the effect of approved products, and may limit further marketing of the product based on the results of these postmarket studies. The FDA has broad post-market regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals.

Facilities used to manufacture drugs are subject to periodic inspection by the FDA and other authorities where applicable, and must comply with the FDA’s Good Manufacturing Practice regulations. Failure to comply with the statutory and regulatory requirements subjects the manufacturer to possible legal action, such as suspension of manufacturing, seizure of product or a voluntary recall of a product. Adverse experiences with the product must be reported to the FDA and could result in the imposition of market restrictions through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

With respect to post-market product advertising and promotion, the FDA imposes a number of complex regulations on entities that advertise and promote pharmaceuticals, which include, among others, off-label promotion, industry sponsored scientific and educational activities, standards and regulations for direct-to-consumer advertising, and promotional activities involving the Internet. The FDA has very broad enforcement authority under the Federal Food Drug and Cosmetic Act, and failure to abide by these regulations can result in penalties including the issuance of a warning letter directing a company to correct deviations from the FDA standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA, and state and federal civil and criminal investigations and prosecutions.

We are also subject to various laws and regulations regarding laboratory practices, product manufacturing, including the FDA’s current Good Manufacturing Practice requirements, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances in connection with our research. In each of these areas, the FDA has broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals, any one or more of which could harm our business. Additionally, before any of our products may be marketed in foreign countries, they are subject to pre- and post-market regulation similar to that required in the United States.

Employees

We had 493 full-time employees as of September 30, 2002.

Department	Employees
Sales representatives and management deployed in the field	189
Sales operations and marketing	17
Research and development	228
General and administrative	59

Total	493

We believe our employee relations are good. None of our employees is subject to a collective bargaining agreement.

Properties

We lease a 52,000 square foot office building in Sunnyvale, California pursuant to two leases which both expire on August 31, 2008. We also lease three neighboring 33,600, 7,200 and 8,400 square foot office buildings, all of which expire on December 31, 2003. Our annual lease payments for the Sunnyvale facilities are approximately $2.0 million. In addition, we lease a warehouse in Mountain View, California that expires on December 31, 2003. In August 2002, we entered into two leases for two buildings in Fremont, California, totaling approximately 190,000 square feet. Our annual lease payments for the Fremont facilities will be approximately $3.2 million commencing in September 2003. The Fremont leases expire in 2017 and may be extended for two five-year terms at our option.

MANAGEMENT

Our executive officers and directors and their ages at January 10, 2003 are as follows:

Name	Age	Position
Richard B. Brewer	51	President, Chief Executive Officer and Director
George F. Schreiner, M.D., Ph.D.	53	Chief Scientific Officer
David W. Gryska	46	Senior Vice President, Finance and Chief Financial Officer
Patricia A. Baldwin, Ph.D.	47	Vice President, Quality and Product Development
Matthew R. Hooper	45	Vice President and General Counsel
Darlene P. Horton, M.D.	41	Vice President, Medical Affairs
Jane A. Moffitt	50	Vice President, Regulatory Affairs
Julie Nicholson Blanchard	44	Vice President, Human Resources
Laura Simon, M.D.	38	Vice President, Corporate Planning and Development
Randall St. Laurent	41	Vice President, Sales
Donald B. Rice, Ph.D.	63	Chairman of the Board of Directors
Samuel H. Armacost	63	Director
Charles A. Sanders, M.D.	70	Director
Solomon H. Snyder, M.D.	64	Director
Burton E. Sobel, M.D.	65	Director
Eugene L. Step	73	Director

Richard B. Brewer joined us in September 1998 as President, Chief Executive Officer and Director. From February 1996 to June 1998, he served as the Executive Vice President of Operations and then as Chief Operating Officer of Heartport, Inc., a medical device company. From 1984 to 1995, Mr. Brewer served in various capacities for Genentech Europe Ltd., Genentech Canada, Inc. and Genentech, Inc., most recently as Senior Vice President, U.S. Sales and Marketing. Mr. Brewer received a B.S. from Virginia Polytechnic Institute and an M.B.A. from Northwestern University.

George F. Schreiner, M.D., Ph.D., joined us in January 1997 as Vice President, Cardiorenal Research. He became our Chief Scientific Officer in August 2000, responsible for leading our research group. From 1992 until January 1997, Dr. Schreiner was with CV Therapeutics, Inc., a biopharmaceutical company, as Vice President, Medical Science and Preclinical Research. From 1980 to 1992, Dr. Schreiner served on the faculties of Harvard Medical School and Washington University School of Medicine. Dr. Schreiner received an A.B. in Psychology/Sociology from Harvard College, an M.D. from Harvard Medical School and a Ph.D. in Immunology from Harvard University.

David W. Gryska joined us in December 1998 as Vice President of Finance and Chief Financial Officer and became our Senior Vice President of Finance in November 2000. From 1993 to December 1998, Mr. Gryska was Vice President, Finance and Chief Financial Officer of Cardiac Pathways Corporation, a medical device company. Mr. Gryska was with Ernst & Young LLP from 1982 to 1993 and served as a partner from 1989 to 1993. Mr. Gryska received a B.A. in Accounting and a B.A. in Finance from Loyola University of Chicago and an M.B.A. from Golden Gate University.

Patricia A. Baldwin, Ph.D., joined us in 1986 as a Scientist in the Novel Drug Delivery Department. In 1990, she moved to the Pharmaceutical Research and Development Department and in 1995, Dr. Baldwin became our Director of Analytical Chemistry. In September 1999, she became our Senior Director of Analytical Methods and Quality Control and in March 2000, Dr. Baldwin was promoted to our Vice President, Quality and Product Development. Dr. Baldwin received a B.S. in Chemistry from Stanford University and a Ph.D. in Chemistry from the University of California, Berkeley.

Matthew R. Hooper joined us in October 2000 as Senior Patent Counsel responsible for handling all intellectual property matters for us. In October 2001, Mr. Hooper became Vice President, General Counsel of Scios and currently oversees all legal aspects of our operations. From November 1999 to September 2000, Mr. Hooper was senior counsel in the litigation group of Jones Day Reavis and Pogue in Chicago. From 1994 to 1999, he held the position of counsel at Abbott Laboratories in its patent and trademark department. Before joining Abbott, Mr. Hooper served as a patent attorney at Amoco Corporation from 1985 through 1994, and an associate attorney in private practice in Chicago from 1982 through 1985. He received his J.D. from Northwestern University Law School and his B.S. degree in Chemistry from LaSalle University.

Darlene P. Horton, M.D., joined us in July 1996 and is responsible for directing and managing our clinical research programs. In August 2000, Dr. Horton was appointed our Vice President, Medical Affairs. Prior to joining Scios, she was a Pediatric Cardiology Fellow at UCSF’s Cardiovascular Research Institute, and she remains on the clinical faculty at the University of California, San Francisco. Dr. Horton received a B.S. in Microbiology and an M.D. from the University of Florida in Gainesville.

Jane A. Moffitt joined Scios in August 2001 as Vice President of Regulatory Affairs and is responsible for overseeing all aspects of our regulatory operations. In her previous position with Cygnus, Inc., a medical device company, she served as Vice President, Regulatory Affairs and Quality Assurance from December 1999 to February 2001. Prior to Cygnus, from March 1998 to December 1999, Ms. Moffitt ran her own consulting business, advising numerous medical device and biotechnology companies on regulatory affairs and quality assurance. Before that, she served as Vice President, Worldwide Regulatory Affairs, at Collagen Corporation from January 1997 to March 1998, and as Vice President, Regulatory Affairs/Quality Assurance at Amsco International, Inc. from January 1993 to July 1996. She came to Amsco from Allergan, Inc., where she was Assistant General Counsel and Director of Regulatory Affairs. She received her B.S. degree from Dickinson College in Carlisle, Pa., and her J.D. from the Dickinson School of Law. She earned her LL.M. in Trade Regulation from the New York University School of Law through the Food & Drug Law Institute Fellowship Program.

Julie Nicholson Blanchard joined us in December 2002 as Vice President, Human Resources. From October 1999 to November 2002, she provided Human Resources consulting services to clients in the Medical Device, Software and Electronics industries. From August 1998 to October 1999 she was the Vice President of Human Resources for Skyway Freight Systems, a transportation and logistics company. From September 1996 to June 1998 she was the Vice President of Human Resources for Heartport, Inc, a medical device company. From July 1989 to March 1996 she was the Vice President of Human Resources for GEC Plessey Semiconductors. Ms. Nicholson Blanchard received a B.A. degree in General Humanities from Santa Clara University.

Laura Simon, M.D. joined us in November 2000 as an Associate Director of Corporate Planning and Development. She became the Director of Corporate Planning and Development in November 2001, Senior Director of Corporate Planning and Development in July 2002 and Vice President, Corporate Planning and Development in November 2002. Dr. Simon graduated from medical school in May 1998, interned in Transitional Medicine at Presbyterian St. Luke’s Hospital in Denver, Colorado from June 1998 to June 1999 and was a resident in Diagnostic Radiology at Harvard Medical School’s Brigham & Women’s Hospital in Boston, Massachusetts from July 1999 to July 2000. Prior to and while attending medical school, Dr. Simon did bench research with Nobel Laureate Thomas R. Cech, Ph.D. at the University of Colorado School of Medicine in the biochemistry field from 1993 to 1995. Previously, Dr. Simon has worked as a Management Information Consultant for Andersen Consulting and as a Sales Engineer for IBM. Dr. Simon received a B.A. in Economics from Mills College and an M.D. from the University of Colorado School of Medicine.

Randall St. Laurent joined us in March 2001 as an Area Business Director. He became our Vice President, Sales in November 2002. From September 1999 to March 2001, Mr. St. Laurent was the Executive Director of Field Operations for Transkaryotic Therapies, Inc., a biotechnology company. From December 1987 to

September 1999, Mr. St. Laurent worked at Genentech where he held several sales positions, including Regional and Division Manager. Mr. St. Laurent received a B.S. degree in Business Administration from Ohio State University.

Donald B. Rice, Ph.D., has served on our Board of Directors since 1997 and was elected our Chairman of the Board in November 1998. Since March 1997, Dr. Rice has served as the President, Chief Executive Officer and director of Agensys, Inc., a private biopharmaceutical company, where he currently serves as Chairman of the Board. Previously, he served Teledyne, Inc., as President, Chief Operating Officer and a director from 1993 to August 1996, the U.S. Department of Defense as Secretary of the Air Force from 1989 to 1993, and The RAND Corporation as President and Chief Executive Officer from 1972 to 1989. He was also Assistant Director of the Office of Management and Budget, The White House. Dr. Rice is a member of the board of directors of Wells Fargo & Company, Vulcan Materials Company, Unocal Corporation and Amgen, Inc.

Samuel H. Armacost has served on our Board of Directors since 1995. Since July 1998, Mr. Armacost has been Chairman of the Board of Directors of SRI International. From 1990 to 1998, he was a Managing Director of Weiss, Peck & Greer, LLC, an investment firm. He was a Managing Director of Merrill Lynch Capital Markets from 1987 to 1990, and was President, Chief Executive Officer and a director of BankAmerica Corporation from 1981 to 1986. Mr. Armacost is a member of the board of directors of Chevron Corporation and Exponent, Inc., a science and engineering consulting company. In addition, Mr. Armacost is on the board of directors of the James Irvine Foundation and the Advisory Board of the California Academy of Sciences, and he is a member of the International Advisory Group for Toshiba Corporation and The Business Council.

Charles A. Sanders, M.D., has served on our Board of Directors since 1997. He served as Chief Executive Officer of Glaxo Inc. from 1989 to 1994, and was Chairman of its board of directors from 1992 to 1995. He also served on the board of directors of Glaxo plc. Previously, he held a number of positions at Squibb Corporation, a multinational pharmaceutical corporation, including Vice Chairman, Chief Executive Officer of the Science and Technology Group and Chairman of the Science and Technology Committee of its board of directors. Dr. Sanders is a member of the board of directors of Genaera Corporation, a biopharmaceutical company, Vertex Pharmaceuticals Incorporated, Edgewater Technologies, an internet consulting company, Kendle International Inc., a contract research organization, Trimeris, Inc., a drug discovery company, Pharmacopeia Inc., a drug discovery company, Genentech, Inc., Cephalon, Inc., a pharmaceutical company, and Biopure Corporation, a pharmaceutical company.

Solomon H. Snyder, M.D., has served on our Board of Directors since 1992. Dr. Snyder is Director of the Department of Neuroscience and Distinguished Service Professor of Neuroscience, Pharmacology and Molecular Sciences and Psychiatry at The Johns Hopkins University, where he has been a faculty member since 1966. Dr. Snyder received the Albert Lasker Award for Basic Biomedical Research and Honorary Doctor of Science degrees from Northwestern University, Georgetown University, Ben Gurion University, Albany Medical College and the Technion University of Israel. Dr. Snyder received the Wolf Award in Medicine from the government of Israel for research relating to receptors. Dr. Snyder is a member of the National Academy of Sciences and a Fellow of the American Academy of Arts and Sciences, and of the American Philosophical Society. Dr. Snyder is also the author of numerous articles and several books. Dr. Snyder is a founder and a director of Guilford Pharmaceuticals Inc.

Burton E. Sobel, M.D., has served on our Board of Directors since 1996. Dr. Sobel is Physician-in-Chief, E.L. Amidon Professor and Chair of the Department of Medicine at The University of Vermont College of Medicine since 1994. From 1973 to 1994, Dr. Sobel was Professor of Medicine at Barnes Hospital, Washington University and Director of its Cardiovascular Division. Dr. Sobel has been a consultant to and served on scientific advisory boards of several pharmaceutical and biotechnology companies, served as a director of Squibb Corporation from 1986 to 1989 and is also a member of the Board of Directors of Fletcher Allen Healthcare. Dr. Sobel has been the recipient of numerous awards, including the American Heart Association’s James B. Herrick Award and its Scientific Council’s Distinguished Achievement Award, as well as the American College of Cardiology’s Distinguished Scientist Award. Dr. Sobel has been the editor of Circulation and, since 1989, has served as editor of Coronary Artery Disease. His memberships and fellowships include the American College of Physicians, Royal Society of Medicine, American Heart Association, American College of Cardiology and Fellowship and Council membership in the American Association for the Advancement of Science.

Eugene L. Step has served on our Board of Directors since 1993. From 1956 until he retired in 1992, Mr. Step was employed by Eli Lilly and Company, most recently as Executive Vice President, President of the Pharmaceutical Division, where he was responsible for U.S. pharmaceutical operations and for the operations of Eli Lilly International. In addition, Mr. Step served on Eli Lilly’s board of directors and Executive Committee. Mr. Step was Chairman of the Board of Directors of the Pharmaceutical Manufacturers Association and President of the International Federation of Pharmaceutical Manufacturers Associations. He is a member of the board of directors of Cell Genesys, Inc., a biopharmaceutical company, Guidant Corporation and Ceregen, Inc., a biopharmaceutical company.

DESCRIPTION OF NOTES

We issued the notes under an indenture dated as of August 5, 2002 between Scios Inc. and Wells Fargo Bank, National Association, as trustee. The following summarizes some, but not all, of the provisions of the notes and the indenture. We urge you to read the indenture and the notes in their entirety because they, and not this description, define your rights as a holder of the notes. A copy of the form of indenture and the form of certificate evidencing the notes are exhibits to the registration statement of which this prospectus forms a part. As used in this section, the words “we,” “us,” “our” or “Scios” refer to Scios Inc. and its successors under the indenture and do not include any current or future subsidiary of Scios Inc.

General

The notes are unsecured (except to the extent described under “––Security”) general obligations of Scios and are subordinate in right of payment as described under “—Subordination of the notes.” However, payment from the money or the proceeds from the U.S. government securities pledged to Wells Fargo Bank, National Association, as collateral agent, as security for the notes and for the benefit of the trustee and the ratable benefit of the holders of the notes, as described under “––Security,” is not subordinated to any senior indebtedness or subject to the subordination provisions described in this prospectus. The notes are convertible into common stock of Scios as described under “––Conversion of the notes.” The notes are $150,000,000 aggregate principal amount. The notes may be issued only in denominations of $1,000 or in integral multiples of $1,000.

The notes bear interest at the annual rate of 5.50% from August 5, 2002, or from the most recent payment date to which interest has been paid or duly provided for. Interest is payable semi-annually in arrears on February 15 and August 15, commencing on February 15, 2003, to holders of record at the close of business on the preceding February 1 and August 1, respectively, except:

•	that the interest payable upon redemption or repurchase, unless the date of redemption or repurchase is an interest payment date, will be payable to the person to whom principal is payable; and

•	as set forth in the next succeeding paragraph.

In the case of any note, or portion of any note, that is converted into common stock of Scios during the period from, but excluding, a record date for any interest payment date to, but excluding, that interest payment date, either:

•
if the note, or portion of the note, has been called for redemption on a redemption date that occurs during that period, or is to be repurchased on a repurchase date, as defined below, that occurs during that period, then Scios will not be required to pay interest on that interest payment date in respect of any note, or portion of any note, that is so redeemed or repurchased; or

•
if otherwise, any note or portion of any note that is not called for redemption that is submitted for conversion during that period must be accompanied by funds equal to the interest payable on that interest payment date on the principal amount so converted.

See “––Conversion of the notes.”

Interest will be paid, at Scios’ option, either:

•
by check mailed to the address of the person entitled to the interest as it appears in the note register; provided that a holder of notes with an aggregate principal amount in excess of $2 million will, at the written election of the holder, be paid by wire transfer in immediately available funds; or

•	by transfer to an account maintained by that person located in the United States.

Payments to The Depository Trust Company, New York, New York, or DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

The notes will mature on August 15, 2009 unless earlier converted, redeemed or repurchased as described below. The indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by Scios or any of its subsidiaries. The indenture contains no covenants or other provisions to protect holders of the notes in the event of a highly leveraged transaction or a change in control of Scios except to the extent described below under “––Repurchase at option of holders.”

Conversion of the notes

Any registered holder of notes may, at any time prior to close of business on the business day prior to the date of repurchase, redemption or final maturity of the notes, as appropriate, convert the principal amount of any notes or portions thereof, in denominations of $1,000 or integral multiples of $1,000, into common stock of Scios, at the initial conversion price of $39.30, subject to adjustment as described below.

Except as described below, no payment or adjustment will be made on conversion of any notes for interest accrued thereon or for dividends on any common stock issued upon conversion. If any notes are converted between a record date and the next interest payment date, those notes must be accompanied by funds from the holder equal to the interest payable on the next interest payment date on the principal amount so converted. The foregoing sentence does not apply in the case of such notes or portions of such notes called for redemption or subject to repurchase following a change in control during that period. Scios is not required to issue fractional shares of common stock upon conversion of the notes and, instead, will pay a cash adjustment based upon the market price of common stock on the last trading day prior to the date of conversion. In the case of notes called for redemption or tendered for repurchase, conversion rights will expire at the close of business on the business day preceding the day fixed for redemption or repurchase unless Scios defaults in the payment of the redemption or repurchase price. A note that the holder has elected to be repurchased may be converted only if the holder withdraws its election to have its notes repurchased in accordance with the terms of the indenture.

The initial conversion price set forth on the cover page of this prospectus is subject to adjustment upon the following:

(1)  the issuance of common stock of Scios as a dividend or distribution on the common stock;

(2)  the issuance to all holders of common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase common stock at a price per share or a conversion price per share less than the current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration;

(3)  subdivisions and combinations of the common stock;

(4)  the distribution to all holders of common stock of capital stock, other than common stock, or evidences of indebtedness of Scios or of assets, including securities, but excluding those rights, warrants, dividends and distributions referred to in (1) and (2) above or paid in cash;

(5)  a dividend or distribution consisting exclusively of cash to all holders of common stock if the aggregate amount of these distributions combined together with (A) all other all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in any tender offers by Scios or any of its subsidiaries for common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of Scios’ market capitalization on the business day immediately preceding the day on which we declare such distribution; or

(6)  the purchase of common stock pursuant to a tender offer made by Scios or any of its subsidiaries to the extent that the same involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration payable in any other tender offers by Scios or any of its subsidiaries for common stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made plus (B) the aggregate amount of any such all-cash distributions referred to in (5) above to all holders of common stock within the 12 months preceding the expiration of the tender offer for which no adjustment has been made, exceeds 10% of Scios’ market capitalization on the expiration date of such tender offer.

In the case of:

•	any reclassification or change of the common stock; or

•	a consolidation, merger or combination involving Scios; or

•	a sale or conveyance to another person of the property and assets of Scios as an entirety or substantially as an entirety;

in such case as a result of which holders of common stock would be entitled to receive stock, other securities, other property or assets, including cash, in respect of or in exchange for all shares of common stock, then the holders of the notes then outstanding will generally be entitled thereafter to convert the notes into the same type of consideration that they would have owned or been entitled to receive upon such event had the notes been converted into common stock immediately prior to that event, assuming that a holder of notes would not have exercised any rights of election as to the consideration receivable in connection with that transaction.

If Scios makes a taxable distribution to holders of common stock or in specified other circumstances requiring an adjustment to the conversion price, the holders of notes may, in some circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In some other circumstances, the absence of an adjustment to the conversion price may result in a taxable dividend to the holders of common stock. See “Certain United States federal income tax consequences.”

No adjustment in the conversion price will be required unless that adjustment would require an increase or decrease of at least 1% in the conversion price then in effect; however, any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

Scios may from time to time, to the extent permitted by law, reduce the conversion price by any amount for any period of at least 20 days, in which case Scios will give at least 15 days’ notice of the reduction. Scios may, at its option, make reductions in the conversion price, in addition to those described above, as Scios’ board of directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as dividends or distributions of, or rights to acquire, stock for income tax purposes.

Security

On August 5, 2002, we used approximately $24.0 million of existing funds to purchase U.S. government securities which were pledged to the collateral agent as security for the notes and for the benefit of the trustee and the ratable benefit of the holders of the notes (and not for the benefit of our other creditors). These securities, as held and invested by the collateral agent in accordance with the terms of the pledge agreement that we entered into with the trustee and the collateral agent, will be sufficient upon receipt of scheduled interest and principal payments of such securities to provide for payment in full of the first six scheduled interest payments on the notes when due.

The U.S. government securities were pledged by us to the collateral agent for the benefit of the trustee and the ratable benefit of the holders of the notes and are being held by the collateral agent in a pledge account. Immediately prior to an interest payment date, the collateral agent will release from the pledge account proceeds sufficient to pay interest then due on the notes. We may also make additional payments to the collateral agent to ensure that sufficient funds are available to pay interest then due on the notes if necessary. A failure to pay interest on the notes when due through the first six scheduled interest payment dates will constitute an event of default (as defined below) under the indenture.

The pledged U.S. government securities and the pledge account also secure the repayment of the principal amount on the notes. If prior to the date on which the sixth scheduled interest payment on the notes is due:

•	an event of default under the notes or the indenture governing the notes occurs and is continuing; and

•
the trustee or the holders of 25% in aggregate principal amount of the notes accelerate the notes by declaring the principal amount of the notes to be immediately due and payable (by written consent, at a meeting of note holders or otherwise), except for the occurrence of an event of default relating to our bankruptcy, insolvency or reorganization or that of any of our significant subsidiaries, upon which the notes will be accelerated automatically, then the proceeds from the pledged U.S. government securities will be promptly released for payment to the note holders, subject to the automatic stay provisions of bankruptcy law, if applicable.

Distributions from the pledge account will be applied:

•	first, to any accrued and unpaid interest on the notes; and

•	second, to the extent available, to the repayment of a portion of the principal amount of the notes.

If any event of default is waived prior to the acceleration of the notes by the trustee or holders of the notes referred to above, the trustee and the holders of the notes will not be able to accelerate the notes as a result of that event of default.

For example, if the first two interest payments were made when due but the third interest payment was not made when due and the note holders promptly exercised their right to declare the principal amount of the notes to be immediately due and payable, then, assuming the automatic stay provisions of bankruptcy law are inapplicable and the proceeds of the pledged U.S. government securities are promptly distributed from the pledge account,

•
an amount equal to the interest payment due on the third interest payment plus any additional interest accrued on the missed third interest payment would be distributed from the pledge account as accrued interest; and

•	the balance of the proceeds of the pledge account would be distributed as a portion of the principal amount of the notes.

In addition, note holders would have an unsecured claim against us for the remainder of the principal amount of their notes.

Once we make the first six scheduled interest payments on the notes, all of the remaining pledged U.S. government securities and cash, if any, will be released to us from the pledge account and thereafter the notes will be unsecured.

Optional redemption by Scios

The notes are not entitled to any sinking fund.

At any time on or after August 19, 2005, Scios may redeem the notes on at least 30 days’ and not more than 60 days’ notice as a whole or, from time to time, in part at the following prices, expressed as a percentage of the principal amount, together with accrued interest to, but excluding, the date fixed for redemption:

Period	Redemption Price
Beginning August 19, 2005 and ending on August 14, 2006	103.143%
Beginning August 15, 2006 and ending on August 14, 2007	102.357%
Beginning August 15, 2007 and ending on August 14, 2008	101.571%
Beginning August 15, 2008 and ending on August 14, 2009	100.786%

Any accrued interest becoming due on the date fixed for redemption will be payable to the holders of record on the relevant record date of the notes being redeemed.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a holder’s notes is selected for partial redemption and that holder converts a portion of that holder’s notes, the converted portion will be deemed to be of the portion selected for redemption.

Repurchase at option of holders

You will have the right, at your option, to require us to repurchase all or any portion of your notes on the date fixed by us not more than 60 days after the occurrence of a change in control (the “repurchase date”).

The repurchase price will be 100% of the principal amount of the notes submitted for repurchase, plus accrued and unpaid interest to, but excluding, the repurchase date. If a repurchase date is an interest payment date, then the interest payable on that date will be paid to the holder of record on the preceding record date.

At our option, instead of paying the repurchase price solely in cash, we may pay the repurchase price (to the extent not paid in cash) in shares of our common stock, valued at 95% of the average of the closing prices for the five trading days immediately preceding and including the third trading day preceding the repurchase date. The repurchase price may be paid in shares of our common stock only if the following conditions are satisfied:

•	such shares have been registered under the Securities Act of 1933 or are freely transferable without such registration;

•
the issuance of common stock does not require registration or qualification with or approval of any governmental authority under any state law or any other federal law, which registration or qualification or approval has not been made or obtained;

•	such shares have been approved for quotation on the Nasdaq National Market or listing on a national securities exchange; and

•	such shares will be issued out of our authorized but unissued common stock and upon issuance, will be duly and validly issued and fully paid and non-assessable and free of any preemptive rights.

A change in control will be considered to have occurred if one of the following events occurs:

•	any person or group is or becomes the beneficial owner of more than 50% of the voting power of our outstanding securities entitled to generally vote for directors;

•
we consolidate with or merge into any other person or any other person merges into Scios or we convey, transfer or lease all or substantially all of our assets to another person other than our subsidiaries and, as a result, our outstanding common stock is changed or exchanged for other assets or securities, unless our shareholders immediately before the transaction own, directly or indirectly, immediately following the transaction more than 50% of the combined voting power of the person resulting from the transaction or the transferee person; or

•	our liquidation or dissolution.

However, a change in control will not be deemed to have occurred if either:

•	the last sale price of our common stock for any five trading days within

•
the period of ten consecutive trading days immediately after the later of the change in control or the public announcement of the change in control, in the case of a change in control resulting solely from a change in control under the first and second bullet points above; or

•	the period of ten consecutive trading days immediately preceding the change in control, in the case of a change in control under the third bullet point above;

is at least equal to 105% of the conversion price in effect on such date; or

•
in the case of a merger or consolidation, all of the consideration excluding cash payments for fractional shares in the merger or consolidation constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

We will be required to mail you a notice within 30 days after the occurrence of a change in control. The notice must describe, among other things, the change in control, your right to elect repurchase of the notes and the repurchase date. We must deliver a copy of the notice to the trustee. You may exercise your repurchase rights by delivering written notice to us and the trustee. The notice must be accompanied by the notes duly endorsed for transfer to Scios. You must deliver the exercise notice on or before the close of business on the third business day prior to the repurchase date.

We may arrange for a third party to make an offer to repurchase the notes upon a change in control in the manner and otherwise in compliance with the requirements set forth in the indenture applicable to the offer to repurchase the notes validly tendered and not withdrawn under the terms of the offer to repurchase the notes.

The interpretation of the phrase “all or substantially all” used in the definition of change in control would likely depend on the facts and circumstances existing at such time. As a result, there may be uncertainty as to whether or not a sale or transfer of “all or substantially all” assets has occurred. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of “all or substantially all” of our assets.

We may not have sufficient funds to repurchase the notes upon a change in control in cash. Future debt agreements may prohibit us from paying the repurchase price in cash. If we are prohibited from repurchasing the notes with cash, we could seek consent from our lenders to repurchase the notes. If we are unable to obtain their consent, we could attempt to refinance the notes or (if permitted) purchase the notes with common stock as set forth herein. If we were unable to obtain a consent or refinance or cannot or do not repurchase the notes with shares of our common stock and were unable to repurchase the notes upon a change in control, it would result in an event of default under the indenture. An event of default under the indenture could result in a further event of default under our other then-existing debt. In addition, the occurrence of a change in control may be an event of default under our other then-existing debt. As a result, we could be prohibited from paying amounts due on the notes under the subordination provisions of the indenture. Although we do not presently have any other indebtedness that has similar features, we are not prohibited from incurring such indebtedness in the future. Any such additional indebtedness would exacerbate the risks described above.

The change in control feature may not necessarily afford you protection in the event of a highly leveraged transaction, a change in control or similar transactions involving Scios. We could, in the future, enter into transactions, including recapitalizations, that would not constitute a change in control but that would increase the amount of our senior indebtedness or other indebtedness.

We are not prohibited from incurring senior indebtedness or other indebtedness by the indenture. If we incur significant amounts of additional debt, this could have an adverse effect on our ability to make payments on the notes. In addition, our management could undertake leveraged transactions that could constitute a change in control. The board of directors does not have the right under the indenture to limit or waive the repurchase right in the event of these types of leveraged transactions.

The requirement to repurchase notes upon a change in control could delay, defer or prevent a change of control. As a result, the repurchase right may discourage:

•	a merger, consolidation or tender offer;

•	the assumption of control by a holder of a large block of our shares; and

•	the removal of incumbent management.

The repurchase feature was a result of negotiations between Scios and the initial purchasers. The repurchase feature is not the result of any specific effort to accumulate shares of common stock or to obtain control of Scios by means of a merger, tender offer or solicitation, or part of a plan by Scios to adopt a series of anti-takeover provisions. We have no present intention to engage in a transaction involving a change of control, although it is possible that we may decide to do so in the future.

The Securities Exchange Act of 1934, as amended, and the rules thereunder require the distribution of specific types of information to security holders in the event of issuer tender offers. These rules may apply in the event of a repurchase. We will comply with these rules to the extent applicable.

Subordination of the notes

The indebtedness evidenced by the notes (other than with respect to payments on the notes derived from U.S. government securities pledged by us to the collateral agent for the benefit of the trustee and the ratable benefit of the holders of the notes (hereafter referred to as “permitted payments”)) is subordinated to the extent provided in the indenture to the prior payment in full, in cash or other payment satisfactory to holders of senior indebtedness, of all of our existing and future senior indebtedness. Upon any distribution of our assets upon any dissolution, winding-up, liquidation or reorganization, or in bankruptcy, insolvency, receivership or similar proceedings, payment of the principal of, premium, if any, interest and all other obligations in respect of the notes, including by way of redemption, acquisition or other purchase thereof, on the notes, except for permitted payments and payments we may choose to make comprised solely in permitted junior securities acceptable to the holders, is subordinated in right of payment to the prior payment in full, in cash or other payment satisfactory to holders of senior indebtedness, of all of our existing and future senior indebtedness. In addition, the notes are effectively subordinated to any indebtedness and other liabilities, including trade payables and lease obligations and preferred stock, of our subsidiaries.

In the event of any acceleration of the notes because of an event of default, the holders of any senior indebtedness then outstanding would be entitled to payment in full, in cash or other payment satisfactory to holders of senior indebtedness, of all obligations in respect to such senior indebtedness before the holders of notes are entitled to receive any payment or other distribution, except for permitted payments and payments we choose to make comprised solely in permitted securities acceptable to the holders. We will be required to promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default.

We also may not make any payment upon or redemption of or purchase or otherwise acquire the notes, except for permitted payments and payments we may choose to make comprised solely in permitted junior securities acceptable to the holders, if:

•
a default in the payment of principal, premium, if any, interest or other obligations in respect of designated senior indebtedness occurs and is continuing beyond any applicable period of grace (a “payment default”); or

•
any other default occurs and is continuing with respect to designated senior indebtedness that permits holders of the designated senior indebtedness to which such default relates to accelerate its maturity and the trustee receives a notice of such default, which we refer to as a payment blockage notice, from us or any other person permitted to give this notice under the indenture.

Unless the holders of any senior indebtedness have accelerated its maturity, we may and shall resume making such payments on the notes:

•	in the case of a payment default, when the default is cured or waived or ceases to exist; and

•	in the case of a nonpayment default, the earlier of when such nonpayment default is cured or waived or ceases to exist or 179 days after receipt of the payment blockage notice.

No new period of payment blockage may be commenced pursuant to a payment blockage notice unless and until 360 days have elapsed since the initial effectiveness of the prior payment blockage notice.

No default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice, unless the default has been cured or waived for a period of not less than 90 consecutive days.

In the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. Such subordination will not prevent the occurrence of any event of default under the indenture.

The notes are exclusively our obligations. While we currently have no subsidiaries with significant operations, all or a portion of our operations in the future may be conducted through subsidiaries. Any subsidiaries of ours would be separate and distinct legal entities. None of our subsidiaries would have any obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business consideration. There can be no assurance that we will receive adequate funds from our subsidiaries to pay interest due on the notes or to repay the notes when redeemed or upon maturity. Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

As of September 30, 2002, we had approximately $28.3 million of indebtedness that constituted senior indebtedness, no indebtedness that ranked equal in right of payment to the notes and no indebtedness at our subsidiaries that would have been structurally senior to the notes.

Neither we nor our subsidiaries are limited in or prohibited from incurring senior indebtedness or any other indebtedness or liabilities under the indenture.

Certain definitions

“designated senior indebtedness” means any particular senior indebtedness in which the instrument creating or evidencing the senior indebtedness or the assumption of guarantee thereof (or related documents or agreements to which we are a party) expressly provides that such indebtedness shall be “designated senior indebtedness” (provided that such instrument may place limitations and conditions on the right of such senior indebtedness to exercise the rights of designated senior indebtedness).

“indebtedness” means:

(1)  all of our indebtedness, obligations and other liabilities, contingent or otherwise, for borrowed money, including obligations:

•
in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements and any loans or advances from banks, whether or not evidenced by notes or similar instruments; or

•
evidenced by bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to all of our assets or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2)  all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3)  all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet or under other leases for facilities equipment or related assets, whether or not capitalized, entered into or leased for financing purposes, as determined by us;

(4)  all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a residual value of leased property to the lessor and all of our obligations under such lease or related documents to purchase the leased property (whether or not such lease transaction is characterized as an operating lease or a capitalized lease in accordance with generally accepted accounting principles);

(5)  all of our obligations, contingent or otherwise, with respect to an interest rate, currency or other swap, cap, floor or collar agreement, hedge agreement, forward contract, or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6)  all of our direct or indirect guarantees or similar agreements to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of indebtedness, obligations or liabilities of another person of the kind described in clauses (1) through (5) above;

(7)  any indebtedness or other obligations described in clauses (1) through (6) above secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us, regardless of whether the indebtedness or other obligation secured thereby has been assumed by us; and

(8)  any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through (7) above.

“permitted junior securities” means (a) shares of stock of any class of Scios or (b) securities of Scios that are subordinated in right in payment to all senior indebtedness that may be outstanding at the time of issuance or delivery of such securities to substantially the same extent as, or greater extent than, the notes are so subordinated pursuant to the terms of the indenture.

“senior indebtedness” means all obligations with respect to indebtedness of Scios whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed, or in effect guaranteed, by Scios, including, without limitation, all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing, unless in the case of any particular indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness ranks equally in right of payment or junior to the notes. Senior indebtedness does not include the indebtedness evidenced by the notes, any indebtedness of Scios to any subsidiary of Scios, any obligation for federal, state or local or other taxes or any trade or accounts payable arising in the ordinary course of business.

We are obligated to pay compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee’s claims for such payments will generally be senior to those of the holders of the notes in respect to all funds collected and held by the trustee.

Defeasance

The notes will not be subject to defeasance.

Exchange and transfer

Notes may be transferred or exchanged at the office of the security registrar in accordance with the indenture. We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange. In the event of any potential redemption of the notes, we will not be required to:

•
issue, authenticate or register the transfer of or exchange any note during a period beginning at the opening of business 10 business days before the mailing of a notice of redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any note selected for redemption, in whole or in part, except the unredeemed portion of notes being redeemed in part.

We have initially appointed the trustee as the security registrar, paying agent and conversion agent. We may designate additional registrars, paying or conversion agents or change registrars, paying or conversion agents. However, we will be required to maintain a paying agent in the place of payment for the notes.

Consolidation, merger and sale of assets

We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless:

•	the successor, if any, is a corporation organized under the laws of the United States or any state thereof or the District of Columbia;

•	the successor assumes our obligations under the notes and the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	certain other conditions are met as set forth in the indenture.

The foregoing shall not prohibit any of our subsidiaries from merging with or into Scios or a merger effected solely for the purposes of reincorporating Scios in another jurisdiction.

Under any consolidation, merger or any conveyance, transfer or lease of our properties and assets described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, Scios under the indenture. Except in the case of a lease, if the predecessor is still in existence after the transaction, it will be released from its obligations and covenants under the indenture and the notes.

Events of default

The indenture defines an event of default with respect to the notes as one or more of the following events:

(1)  our failure to pay principal of or any premium on the notes when due (whether or not prohibited by the subordination provisions of the indenture);

(2)  our failure to pay any interest on the notes when due, if such failure continues for 30 days (whether or not prohibited by the subordination provisions of the indenture); provided that a failure to make any of the first six scheduled interest payments on the notes within three business days after the applicable interest payment dates will constitute an event of default with no additional grace or cure period;

(3)  our failure to perform any other covenant in the indenture, if such failure continues for 60 days after the notice required in the indenture;

(4)  any indebtedness for money borrowed by us or one of our significant subsidiaries in an outstanding principal amount in excess of $20 million is not paid at final maturity or upon acceleration and such indebtedness is not discharged, or such default on payment or acceleration is not cured, waived or rescinded within 30 days after written notice as provided in the indenture;

(5)  certain events in our bankruptcy, insolvency or reorganization or that of any of our significant subsidiaries; and

(6)  the pledge agreement, as such agreement may be amended, restated, supplemented or otherwise modified from time to time, shall cease to be in full force and effect or enforceable in accordance with its terms.

If an event of default, other than an event of default described in clause (5) above, occurs and continues, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount including any accrued and unpaid interest on the notes to be due and payable. If an event of default described in clause (5) above occurs, the principal amount of all the notes will automatically become immediately due and payable. Any payment by us on the notes following any acceleration will be subject to the subordination provisions described above under “––Subordination of the notes.”

After acceleration but before a judgment or decree of the money due in respect of the notes has been obtained, the holders of a majority in aggregate principal amount of the outstanding notes may rescind such acceleration and its consequences if all events of default, other than the nonpayment of accelerated principal, or other specified amount, have been cured or waived.

Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders offer the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

A holder will have the right to begin a proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture only if:

(1)  the holder gives to the trustee written notice of a continuing event of default;

(2)  holders of at least 25% in aggregate principal amount of notes then outstanding made a written request to the trustee to pursue the remedy;

(3)  such holder or holders offer to the trustee indemnity reasonably satisfactory to the trustee against any loss, liability or expense;

(4)  the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5)  during such 60-day period the holders of a majority in aggregate principal amount of the notes then outstanding do not give the trustee a direction inconsistent with the request.

Holders may, however, sue to enforce the payment of principal, premium or interest on or after the due date or their right to convert without following the procedures listed in (1) through (5) above.

We will furnish the trustee an annual statement by our officers as to whether or not, to the officer’s knowledge, we are in default in the performance of the indenture and, if so, specifying all known defaults.

Modification and waiver

We may make modifications and amendments to the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding notes affected by the modification or amendment. However, we may not make any modification or amendment without the consent of the holder of each outstanding note affected by the modification or amendment if such modification or amendment would:

•	change the stated maturity or the maturity date of the notes;

•	reduce the principal, premium, if any, or interest on the notes;

•	change the place of payment from New York, New York or the currency in which the notes are payable;

•	impair the right to sue for any payment after the stated maturity, the maturity date or redemption date;

•	modify the subordination provisions in an adverse manner to the holders;

•	adversely affect the right to convert the notes other than as provided in or under the indenture;

•	change the provisions in the indenture that relate to modifying or amending the indenture; or

•	reduce the percentage in principal amount of the outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

Without the consent of the holders of the notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for uncertificated notes in addition to or in place of certificated notes;

•	to provide for the assumption of our obligations to holders of the notes in the case of a merger or consolidation or sale of all or substantially all of our assets;

•	to reduce the conversion price;

•	to make any change that would provide any additional rights or benefits to the holder of the notes or that does not adversely affect the legal rights under the indenture of any such holder; or

•	to comply with the requirements of the SEC in order to maintain the qualification of the indenture under the Trust Indenture Act or 1939, as amended.

Holders of a majority in aggregate principal amount of the outstanding notes may waive, on behalf of the holders of all of the notes, compliance by us with respect to certain restrictive provisions of the indenture.

Generally, the holders of not less than a majority of the aggregate principal amount of the outstanding notes may, on behalf of all holders of the notes, waive any past default or event of default unless:

•	we fail to pay principal, premium or interest on any note when due;

•	we fail to convert any note into common stock; or

•	we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

An amendment may not effect any change that adversely affects the rights of any holder of senior indebtedness then outstanding under the subordination provisions unless such holder of senior indebtedness, or a representative for such holder, consents to such change.

Any notes held by us or by any persons directly or indirectly controlling or controlled by or under direct or indirect common control with us shall be disregarded (from both the numerator and denominator) for purposes of determining whether the holders of a majority in principal amount of the outstanding notes have consented to a modification, amendment or waiver of the terms of the indenture.

Notices

Notices to holders will be given by mail to the addresses of the holders in the security register.

Governing law

The indenture and the notes are governed by, and construed under, the law of the State of New York, without regard to conflicts of laws principles.

Regarding the trustee

Wells Fargo Bank, National Association has agreed to serve as the trustee under the indenture. The trustee will be permitted to deal with us and any affiliate of ours with the same rights as if it were not trustee. However, under the Trust Indenture Act of 1939, as amended, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflicts or resign.

The holders of a majority in principal amount of all outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

Book-entry system

We initially issued the notes in the form of a global security. Upon the issuance of a global security, DTC (referred to as the depository) or its nominee credited the accounts of persons holding through it with the respective principal amounts of the notes represented by such global security. Such accounts are designated by the initial purchasers with respect to notes placed by the initial purchasers for us. Ownership of beneficial interests in a global security is limited to persons that have accounts with the depository (“participants”) or persons that hold interests through participants. Ownership of beneficial interests by participants in a global security is shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depository for such global security. Ownership of beneficial interests in such global security held through participants is shown on, and the transfer of that ownership interests through such participant will be effected only through, records maintained by such participant. The foregoing may impair the ability to transfer beneficial interests in a global security.

We will make payment of principal, premium, if any, and interest on notes represented by any such global security to the paying agent for the benefit of the depository or its nominee, as the case may be, as the sole holder of the notes represented thereby for all purposes under the indenture. None of Scios, the trustee, any agent of Scios, or the trustee or the initial purchasers have any responsibility or liability for any aspect of the depository’s records relating to or payments made on account of beneficial ownership interests in the global security representing any notes or for maintaining, supervising or reviewing any of the depository’s records relating to such beneficial ownership interests. We have been advised by the depository that, upon receipt of any payment of principal, premium, if any, or interest on any global security, the depository will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security as shown on the records of the depository. Payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name,” and will be the sole responsibility of such participants.

A global security may not be transferred except as a whole by the depository for such global security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by such depository or any such nominee to a successor of such depository or a nominee of such successor. If (i) the depository notifies us that it is at any time unwilling or unable to continue as depository and a successor depository is not appointed by us or the depository within 90 days, or (ii) an event of default has occurred and is continuing and the registrar has received a written request from the depository to issue physical securities, we will issue notes in definitive form in exchange for the global security. In either instance, an owner of a beneficial interest in the global security will be entitled to have notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such notes in definitive form. Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons. We will pay principal, premium, if any, and interest on the notes and the notes may be presented for registration of transfer or exchange, at the offices of the trustee.

So long as the depository for a global security, or its nominee, is the registered owner of such global security, such depository or such nominee, as the case may be, will be considered the sole holder of the notes represented by such global security for the purposes of receiving payment on the notes, receiving notices and for all other purposes under the indenture and the notes. Beneficial interests in notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the depository and its participants. The depository has nominated Cede & Co. as its nominee. Except as provided above, owners of beneficial interests in a global security will not be entitled to have the notes represented by the global security registered in their name, will not be entitled to receive physical delivery of certificated notes and will not be considered the holders thereof for any purposes under the indenture. Accordingly any such person owning a beneficial interest in such a global security must rely on the procedures of the depository, and, if any such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. The indenture provides that the depository may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the indenture. We understand that under existing industry practices, in the event that a holder of the notes requests any action or that an owner of a beneficial interest in such a global security desires to give or take any action which a holder is entitled to give or take under the indenture, the depository would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

The depository has advised us that the depository is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the Exchange Act. The depository was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The depository’s participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to the depository’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 150,000,000 shares of common stock, $.001 par value, and 20,000,000 shares of preferred stock, $.001 par value, of which 21,053 shares are designated Series A preferred stock, $.001 par value, and 50,000 shares are designated Series B preferred stock, $.001 par value.

Common stock

As of September 30, 2002, there were 46,460,327 shares of common stock outstanding. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of funds legally available therefor. Each holder of common stock is entitled to one vote for each share held of record in the election of directors and on all other matters submitted to the vote of stockholders. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities and there are no redemption provisions with respect to such shares. The transfer agent and registrar for our common stock is Equiserve Investor Relations.

Preferred stock

We may issue preferred stock from time to time in one or more series. Our board of directors has the authority to fix the designation, powers, preferences, rights, qualifications, limitations and restrictions of any series of undesignated preferred stock and to increase or decrease the number of shares of a series, but not below the number of shares of any series then outstanding, without any further vote or action by our stockholders.

As of September 30, 2002, there were no shares of Series A preferred stock outstanding and 4,991 shares of Series B preferred stock outstanding. In 2000, we paid down the Genentech loan by $7.6 million which consisted of a cash payment of $2.6 million and 4,991 shares of Series B preferred stock. Each share of Series B preferred stock is convertible at the option of the holder thereof into 100 shares of common stock and will not have voting rights (except as required under the Delaware General Corporation Law) until converted into shares of our common stock. In addition, the holders of the Series B preferred stock are entitled to receive dividends payable on each share of common stock into which such shares could then be converted, when and if declared by our Board of Directors. In the event of any liquidation, dissolution or winding up of Scios, after payment of debts and other liabilities, the holders of the Series B preferred stock (on an as converted basis) and the holders of the common stock will share ratably in the remaining assets of Scios.

Warrants

As of September 30, 2002, we had outstanding warrants to purchase an aggregate of 700,000 shares of our common stock. All of these warrants are held by PharmaBio and have an exercise price of $20.00 per share. The warrants are exercisable in seven installments during the period of December 2001 through May 2003. In December 2002, we agreed to give PharmaBio Development the ability to immediately exercise the installments of their warrant that otherwise would have become exercisable through May 2003. Subject to certain conditions, PharmaBio may include the shares it acquires upon exercise of the warrant in future registration statements filed by us and may require us to file up to two registration statements to register those shares at PharmaBio’s expense.

Certain anti-takeover effects of our certificate of incorporation, bylaws and Delaware law

Certificate of incorporation and bylaws

Our certificate of incorporation provides that our board of directors may issue, without stockholder action, up to 20,000,000 shares of preferred stock with voting or other rights. Our certificate of incorporation also provides that our stockholders do not have cumulative voting rights, and, therefore, stockholders representing a majority of the shares of common stock outstanding are able to elect all of our directors. Our bylaws provide that a special meeting of stockholders may be called only by our board of directors, the Chairman of our board of directors, our president or by one or more stockholders holding at least 10% of the shares entitled to vote at the meeting. Our stockholders may not take action by written consent.

Our certificate of incorporation provides that certain business combinations and transactions involving us and a holder of 15% or more of our outstanding common stock, which we refer to in our certificate of incorporation as a “related person,” must be approved by the holders of at least 66 2/3% of the outstanding shares of our common stock, unless:

•	a majority of our directors who are not affiliated with the related person and who became directors prior to the time that the related person became a related person, approve the transaction, or

•	certain minimum price criteria and procedural safeguards are satisfied.

If the 66 2/3% vote requirement does not apply to a given transaction, then the vote otherwise required by Delaware law would apply. Delaware law requires, except as provided in Section 203 (see below), the favorable vote of a majority of the outstanding shares of voting stock of a corporation to adopt a merger or consolidation, for the sale, lease or exchange of all or substantially all of the assets of the corporation, or for a reclassification, recapitalization, reorganization or similar transaction.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of such stockholder’s intention to bring that business before the meeting. Although our bylaws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Delaware law

We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits us from engaging in any “business combination” with an “interested stockholder” for a period of three years following the date that such stockholder became an interested stockholder, unless:

•
our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder prior to the date that the stockholder became an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to such time, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of our outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a business combination to include:

•
any merger or consolidation of Scios or of any of our direct or indirect majority-owned subsidiaries with the interested stockholder or with any corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and, as a result of the merger or consolidation, the prohibitions above do not apply to the surviving entity;

•
any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of our assets or of any of our direct or indirect majority-owned subsidiaries involving the interested stockholder;

•
subject to certain exceptions, any transaction that results in the issuance or transfer by us or by any of our direct or indirect majority-owned subsidiaries of our stock or the stock of any of our direct or indirect majority-owned subsidiaries to the interested stockholder;

•
any transaction involving Scios or any of our direct or indirect majority-owned subsidiaries that has the effect of, directly or indirectly, increasing the proportionate share of the stock of any class or series or securities convertible into the stock of any class or series of Scios beneficially owned by the interested stockholder; or

•
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through Scios or any of our direct or indirect majority-owned subsidiaries.

In general, Section 203 defines an interested stockholder as an entity or person, individually or with or through any of its affiliates or associates, beneficially owning 15% or more of the outstanding voting stock of a corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether that person is an interested stockholder and any entity or person affiliated with, or controlling or controlled by, such entity or person.

SELLING SECURITYHOLDERS

The notes were originally issued by Scios and sold by the initial purchasers of the notes in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers in reliance on Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledges or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and shares of common stock into which the notes are convertible.

The following table sets forth information as of January 10, 2003, with respect to the selling securityholders and the principal amounts of notes beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the notes or the common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. The percentage of notes outstanding beneficially owned by each selling securityholder is based on $150,000,000 aggregate principal amount of notes outstanding. The number of shares of common stock owned prior to the offering includes shares of common stock into which the notes are convertible. The number of shares of common stock offered hereby is based on the current conversion price of $39.30 per share of common stock and a cash payment in lieu of any fractional shares.

Name	Principal Amount of Notes Beneficially Owned and Offered Hereby(1)	Percentage of Outstanding Notes Beneficially Owned Prior to Offering	Shares of Common Stock Issuable upon Conversion of the Notes and Available for Resale Hereby(1),(2)	Shares of Common Stock Beneficially Owned Prior to the Offering(3)	Percentage of Outstanding Common Stock Beneficially Owned Prior to the Offering(4)	Principal Amount of Notes Beneficially Owned After Completion of the Offering(5)	Shares of Common Stock Beneficially Owned After Completion of the Offering(5)
AG Convertible Advantage, L.P.	$165,783	*	4,218	4,218	*	—	—
AIG DKR SoundShore Opportunity Holding Fund Ltd.	2,000,000	1.33%	50,890	50,890	*	—	—
Akela Capital Master Fund, Ltd.	5,000,000	3.33%	127,226	127,226	*	—	—
Alexandra Global Investment Fund 1, Ltd.	18,000,000	12.00%	458,015	458,015	*	—	—
Alpha U.S. Sub Fund VIII, LLC	700,000	*	17,811	17,811	*	—	—
American Masters Fund “A6 Absolute Return Series” Ltd.	525,000	*	13,358	13,358	*	—	—
Anvers Healthcare International Ltd.	500,000	*	12,722	29,822	*	—	17,100
Anvers Healthcare Investors LP	300,000	*	7,633	36,833	*	—	29,200
Arbitex Master Fund L.P.	7,000,000	4.67%	178,117	178,117	*	—	—
Aristeia International Limited	5,240,000	3.49%	133,333	133,333	*	—	—
Aristeia Trading LLC	1,510,000	1.01%	38,422	38,422	*	—	—
Arkansas Teachers Retirement	2,165,000	1.44%	55,089	55,089	*	—	—
Associated Electric & Gas Insurance Services Limited	200,000	*	5,089	5,089	*	—	—
Baptist Health Systems of South Florida	393,000	*	10,000	10,000	*	—	—
B.G.I. Global Investors c/o Forest Investment Management L.L.C.	118,000	*	3,002	3,002	*	—	—
CALAMOS® Market Neutral Fund—CALAMOS® Investment Trust	14,200,000	9.47%	361,323	361,323	*	—	—
Canyon Capital Arbitrage Master Fund, Ltd.	300,000	*	7,633	7,633	*	—	—
Canyon Value Realization Fund (Cayman), Ltd.	400,000	*	11,450	11,450	*	—	—

Table cont. on page 58

Name	Principal Amount of Notes Beneficially Owned and Offered Hereby(1)	Percentage of Outstanding Notes Beneficially Owned Prior to Offering	Shares of Common Stock Issuable upon Conversion of the Notes and Available for Resale Hereby(1),(2)	Shares of Common Stock Beneficially Owned Prior to the Offering(3)	Percentage of Outstanding Common Stock Beneficially Owned Prior to the Offering(4)	Principal Amount of Notes Beneficially Owned After Completion of the Offering(5)	Shares of Common Stock Beneficially Owned After Completion of the Offering(5)
Canyon Value Realization Fund, L.P.	200,000	*	5,089	5,089	*	—	—
Canyon Value Realization Mac 18, Ltd. (RMF)	50,000	*	1,272	1,272	*	—	—
CIBC World Markets (International) Arbitrage Corp.	2,000,000	1.33%	50,890	50,890	*	—	—
Cobra Fund U.S.A. L.P.	45,000	*	1,145	1,145	*	—	—
Cobra Master Fund Ltd.	455,000	*	11,577	11,577	*	—	—
Consulting Group Capital Markets Funds	1,200,000	*	30,534	30,534	*	—	—
Deephaven Domestic Convertible Trading Ltd.	3,500,000	2.33%	89,058	89,058	*	—	—
Deutsche Bank AG-London	5,500,000	3.67%	139,949	139,949	*	—	—
Deutsche Bank Securities Inc.	8,000,000	5.33%	203,562	203,562	*	—	—
Donatello, Ltd.	160,000	*	4,071	4,071	*	—	—
Drake Offshore Master Fund, Ltd.	3,000,000	2.00%	76,335	76,335	*	—	—
Engineers Joint Pension Fund	210,000	*	5,343	5,343	*	—	—
Forest Fulcrum Fund L.L.P.	402,000	*	10,229	10,229	*	—	—
Forest Global Convertible Fund Series A-5	1,694,000	1.13%	43,104	43,104	*	—	—
Grace Brothers Management LLC	1,222,000	*	31,094	31,094	*	—	—
HFR CA Select Fund	400,000	*	10,178	10,178	*	—	—
JMG Capital Partners, LP	1,000,000	*	25,445	25,445	*	—	—
JMG Triton Offshore Fund, Ltd.	1,000,000	*	25,445	25,445	*	—	—
JP Morgan Securities Inc.(6)	6,318,000	4.21%	160,763	423,377	*	—	262,614
KBC Convertible Opportunities Fund	18,450,000	12.30%	469,465	469,465	1.00%	—	—
KBC Financial Products USA Inc.	1,600,000	1.07%	40,712	40,712	*	—	—
LDG Limited	500,000	*	12,722	12,722	*	—	—
Lehman Brothers Inc.(6)	3,000,000	2.00%	76,335	76,335	*	—	—
LLT Limited	115,000	*	2,926	2,926	*	—	—
Lumbermans Mutual Casualty Company	310,000	*	7,888	7,888	*	—	—
Michaelangelo, L.P.	339,217	*	8,631	8,631	*	—	—
NACM Convertible MF	397,000	*	10,101	10,101	*	—	—
Peoples Benefit Life Insurance Company	1,000,000	*	25,445	25,445	*	—	—
Physicians Life	110,000	*	2,798	2,798	*	—	—
Pioneer Mid Cap Growth Fund	3,000,000	2.00%	76,335	76,335	*	—	—
Raphael II, Ltd.	810,000	*	20,610	20,610	*	—	—
RBC Alternative Assets LP c/o Forest Investment Management L.L.C.	76,000	*	1,933	1,933	*	—	—
Relay 11 Holdings c/o Forest Investment Management L.L.C.	59,000	*	1,501	1,501	*	—	—
Salomon Brothers Asset Management, Inc.	16,500,000	11.00%	419,847	419,847	*	—	—
San Diego City Retirement	447,000	*	11,374	11,374	*	—	—
San Diego County Convertible	1,015,000	*	25,826	25,826	*	—	—
San Diego County Employees Retirement Association	650,000	*	16,539	16,539	*	—	—
SG Cowen Securities Corporation(6)	2,000,000	1.33%	50,890	50,890	*	—	—
Sphinx Convertible Arbitrage c/o Forest Investment Management L.L.C.	30,000	*	763	763	*	—	—
Sphinx Fund c/o TQA Investors, LLC	200,000	*	5,089	5,089	*	—	—
TQA Master Fund Ltd.	2,150,000	1.43%	54,707	54,707	*	—	—
TQA Master Plus Fund Ltd.	2,150,000	1.43%	54,707	54,707	*	—	—
UBS O’Connor LLC f/b/o UBS Global Convertible Arbitrage Master Ltd.	1,000,000	*	25,445	25,445	*	—	—
Victus Capital, LP	2,000,000	1.33%	50,890	50,890	*	—	—

Table cont. on page 59

Name	Principal Amount of Notes Beneficially Owned and Offered Hereby(1)	Percentage of Outstanding Notes Beneficially Owned Prior to Offering	Shares of Common Stock Issuable upon Conversion of the Notes and Available for Resale Hereby(1),(2)	Shares of Common Stock Beneficially Owned Prior to the Offering(3)	Percentage of Outstanding Common Stock Beneficially Owned Prior to the Offering(4)	Principal Amount of Notes Beneficially Owned After Completion of the Offering(5)	Shares of Common Stock Beneficially Owned After Completion of the Offering(5)
Wachovia Securities International Ltd.	2,000,000	1.33%	50,890	50,890	*	—	—
Wake Forest University	315,000	*	8,015	8,015	*	—	—
Whitebox Convertible Arbitrage Partners LP, Whitebox Convertible Arbitrage Advisors LLC	5,000,000	3.33%	127,226	127,226	*	—	—
Writers Guild Convertible	185,000	*	4,707	4,707	*	—	—
Wyoming State Treasurer	540,000	*	13,740	13,740	*	—	—
Zazove Hedged Convertible Fund L.P.	650,000	*	16,539	16,539	*	—	—
Zazove Income Fund L.P.	650,000	*	16,539	16,539	*	—	—
Zurich Institutional Benchmarks Master Fund LTD c/o TQA Investors, LLC	1,000,000	*	25,445	41,984	*	—	—
Zurich Institutional Benchmarks Master Fund LTD c/o Zazove Associates LLC	650,000	*	16,539	41,984	*	—	—
Zurich Master Hedge Fund c/o Forest Investment Management L.L.C.	206,000	*	5,241	5,241	*	—	—

*	Less than one percent.
(1)
Total principal amount of notes and shares of common stock issuable upon conversion of notes listed below is more than $150,000,000 and 3,816,793 shares, respectively, because certain of the selling securityholders may have sold, transferred or otherwise disposed of all or a portion of their notes in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information regarding their notes for inclusion in this table. The maximum principal amount of notes and shares of common stock issuable upon conversion of the notes that may be sold under this prospectus will not exceed $150,000,000 and 3,816,793 shares, respectively.

(2)
Consists of shares of common stock issuable upon conversion of the notes, assuming the initial conversion price of $39.30 per share and a cash payment in lieu of any fractional share interests. The conversion price is subject to adjustment as described under “Description of notes—Conversion of the notes.”

(3)
Includes shares of common stock issuable upon conversion of the notes, assuming the initial conversion price of $39.30 per share and a cash payment in lieu of any fractional share interests. The conversion price is subject to adjustment as described under “Description of notes—Conversion of the notes.”

(4)
Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934, as amended, using 46,460,327 shares outstanding as of September 30, 2002. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(5)
Assumes that all of the notes and/or all of the common stock into which the notes are convertible have been sold by the selling securityholders. Based upon this assumption, no selling securityholder will beneficially own greater than one percent of the notes or our common stock after completion of the offering.

(6)	Lehman Brothers Inc. and SG Cowen Securities Corporation are broker-dealers and were initial purchasers of the notes that received customary compensation for such services.

The initial purchasers purchased all of the notes from us in a private transaction on August 5, 2002. All of the notes were “restricted securities” under the Securities Act prior to this registration. The selling securityholders have represented to us that they purchased the notes for their own account for investment only and not with a view toward selling or distributing them, except pursuant to sales registered under the Securities Act or exempt from such registration.

Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required. Information concerning the securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion price, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, which term includes their transferees, pledges or donees or their successors may sell the notes and/or the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders of the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The notes and the common stock may be sold in one or more transactions at:

•	fixed prices,

•	prevailing market prices at the time of sale,

•	prices related to the prevailing market prices,

•	varying prices determined at the time of sale, or

•	negotiated prices.

These sales may be effected in transactions:

•	for the common stock, on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market,

•	in the over-the-counter market,

•	otherwise than on such exchanges or services or in the over-the-counter market,

•	through the writing of options, whether the options are listed on an options exchange or otherwise, or

•	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

In connection with the sale of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. The broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the notes and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying common stock to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling securityholders from the sale of the notes or the underlying common stock offered by them hereby will be the purchase price thereof less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and we cannot assure you that any trading market for the notes will develop.

In order to comply with the securities laws of some states, if applicable, the notes and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling securityholders and any broker-dealers or agents that participate in the sale of the notes and the underlying common stock may be deemed to be “underwriters” within the meaning of Section 2(l1) of the Securities Act. Profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(l1) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling securityholders may be deemed to be “underwriters,” they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling securityholders.

A selling securityholder may decide not to sell any notes or the underlying common stock described in this prospectus. We cannot assure you that any selling securityholder will use this prospectus to sell any or all of the notes or the underlying common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

With respect to a particular offering of the notes and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the specific notes or common stock to be offered and sold,

•	the names of the selling securityholders,

•	the respective purchase prices and public offering prices and other material terms of the offering,

•	the names of any participating agents, broker-dealers or underwriters, and

•	any applicable commissions, discounts, concessions and other items constituting, compensation from the selling securityholders.

We entered into the registration rights agreement for the benefit of holders of the notes to register their notes and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that the selling securityholders and Scios will indemnify each other and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the notes and the underlying common stock to the public, but each selling securityholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal tax consequences relevant to the purchase, ownership, and disposition of the notes and common stock acquired upon conversion of notes. This discussion applies only to persons who hold the notes and common stock as capital assets (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended. This discussion is based upon the Code, Treasury Regulations, Internal Revenue Service rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, administrative, or judicial action, possibly with retroactive effect. This discussion does not discuss every aspect of U.S. federal taxation that may be relevant to a particular taxpayer in light of their personal circumstances or to persons who are otherwise subject to special tax treatment (including, without limitation, banks, broker-dealers, insurance companies, pension and other employee benefit plans, tax exempt organizations and entities, investors in pass-through entities, persons who acquire notes in connection with the performance of services, certain U.S. expatriates, persons holding notes or common stock as a part of a hedging or conversion transaction or a straddle, certain hybrid entities and owners of interest therein, U.S. persons whose functional currency is not the U.S. dollar and, except to the limited extent described below, persons who are not U.S. Holders (as defined below)) and it does not discuss the effect of any applicable U.S. state and local or non-U.S. tax laws or U.S. tax laws other than U.S. income tax law. The Company has not sought and will not seek any rulings from the IRS concerning the tax consequences of the purchase, ownership or disposition of the notes or common stock and, accordingly, there can be no assurance that the IRS will not successfully challenge the tax consequences described below.

If a partnership holds notes or common stock acquired upon conversion of the notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of the notes and common stock acquired upon conversion of the notes.

EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT SUCH PURCHASER’S OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF HOLDING AND DISPOSING OF NOTES AND COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES APPLICABLE UNDER THE LAWS OF ANY U.S. STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION.

U.S. Holders

As used herein, the term “U.S. Holder” refers to a person that is classified for U.S. federal tax purposes as a U.S. person. For this purpose, a U.S. person includes (i) a citizen or resident of the United States, (ii) a corporation created or organized in the United States or under the laws of the United States or of any state or political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as U.S. persons prior to such date that elect to continue to be treated as U.S. persons, shall also be considered U.S. Holders.

Interest.    Interest paid or accrued on the notes will be taxable to a U.S. Holder as ordinary income at the time it is accrued or received in accordance with the holder’s method of accounting for federal income tax purposes.

Conversion.    A U.S. Holder of a note generally will not recognize gain or loss on the conversion of a note into common stock except with respect to cash in lieu of fractional shares. The holding period of the common stock received upon conversion will include the period during which the note was held, and the holder’s aggregate tax basis in the common stock received upon conversion of the note will be equal to the holder’s aggregate tax basis in the note at the time of conversion, less any portion allocable to any fractional share. However, a holder’s tax basis in shares of common stock considered attributable to accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such shares will begin on the day following the date of conversion. A U.S. Holder of a note will recognize gain or loss for federal income tax purposes upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and the holder’s tax basis in such fractional share. This gain or loss should be capital gain or loss and should be taxable as described under “Sale, retirement, redemption or other taxable disposition of notes,” below. The fair market value of shares of common stock received which are attributable to accrued interest will be taxable as ordinary interest income.

Under Section 305 of the Code, a U.S. Holder of a note may be deemed to have received a constructive distribution from us, which may result in the inclusion of ordinary dividend income, in the event of certain adjustments, or failure to make such adjustments, to the conversion price of the notes (for example, an adjustment to reflect a taxable dividend or similar event). Similarly, a failure to adjust the conversion price of the notes could give rise to a constructive distribution to U.S. Holders of common stock.

Repurchase by Scios at the option of holders; repurchase of notes in exchange for common stock.    The U.S. federal income tax consequences to a U.S. Holder who requires us to repurchase a note on a repurchase date and receives shares of our common stock in exchange therefor may depend upon whether the notes are considered to be “securities” within the meaning of the Code. There is no applicable statutory federal income tax definition of a “security.” The test as to whether a debt instrument is a “security” requires an overall evaluation of the nature of the debt instrument, with the term of the debt instrument usually regarded as one of the most significant factors. In general, debt instruments with a term of five years or less have not qualified as “securities,” whereas debt instruments with a term of ten years or more generally have qualified as “securities.” Because the notes have a stated term of less than ten years but longer than five years, the status of the notes is not clear.

If the notes are not “securities” for U.S. federal income tax purposes, a U.S. Holder that requires us to repurchase a note on a repurchase date and receives shares of common stock in complete satisfaction of the repurchase price may recognize taxable gain or loss on the repurchase. In such an event, the repurchase will be treated the same as a sale of the note, as described below under “Sale, retirement, redemption or other taxable disposition of the notes.”

If the notes are “securities” for U.S. federal income tax purposes, a U.S. Holder requires us to repurchase a note on a repurchase date and we issue shares of our common stock in full satisfaction of the repurchase price, the repurchase will be treated the same as a conversion, as described above under “Conversion.”

Repurchase by Scios at the option of holders; repurchase of notes in exchange for common stock and cash. If the notes are not “securities” for U.S. federal income tax purposes, a U.S. Holder requires us to repurchase a note on a repurchase date and we deliver a combination of cash and shares of our common stock in payment of the repurchase price, then the repurchase will be treated the same as a sale of the note, as described below under “Sale, retirement, redemption or other taxable disposition of the notes.”

If the notes are “securities” for U.S. federal income tax purposes, a U.S. Holder that requires us to repurchase a note on a repurchase date and receives a combination of cash and shares of our common stock in payment of the repurchase price should generally recognize gain (but not loss) to the extent that the cash (other than cash received in lieu of a fractional share) and the value of the shares exceed its adjusted tax basis in the note, but in no event should the amount of recognized gain exceed the amount of cash received. This gain should be capital gain and should be taxable as described under “Sale, retirement, redemption or other taxable disposition of notes,” below.

The holding period of the shares received in the exchange should generally include the holding period for the note that was repurchased and the holder’s aggregate tax basis in the shares received should generally be the same as its basis in the note repurchased by us (exclusive of any basis allocable to a fractional share), decreased by the amount of cash received (other than cash received in lieu of a fractional share), and increased by the amount of gain, if any, recognized by such holder (other than gain with respect to a fractional share). However, a U.S. Holder’s tax basis in shares of common stock considered attributable to accrued interest generally will equal the amount of such accrued interest included in income and the holding period will begin on the day following the repurchase. The amount of cash and the fair market value of shares of common stock received by a holder that is attributable to accrued interest will generally be taxable to the holder as ordinary interest income. A U.S. Holder of a note will recognize gain or loss for federal income tax purposes upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and the holder’s tax basis in such fractional share. This gain or loss should be capital gain or loss and should be taxable as described under “Sale, retirement, redemption or other taxable disposition of notes,” below.

Repurchase by Scios at the option of holders; repurchase of notes in exchange for cash.    Whether or not the notes are “securities” for U.S. federal income tax purposes, if a U.S. Holder requires us to repurchase a note on a repurchase date and we deliver to such holder cash in full satisfaction of the repurchase price, the repurchase will be treated the same as a sale of the note, as described below under “Sale, retirement, redemption or other taxable disposition of the notes.”

Sale, retirement, redemption or other taxable disposition of notes.    Except as set forth under “Conversion” and “Market discount,” upon the sale, retirement, redemption or other taxable disposition of a note (including a repurchase of a note by a third party), a U.S. Holder will recognize gain or loss to the extent of the difference between the sum of the cash and the fair market value of any property received in exchange therefor (except to the extent attributable to the payment of accrued and unpaid interest on the notes, which generally will be taxed as ordinary income to the extent that the holder has not previously recognized this income), and the U.S. Holder’s adjusted tax basis in the notes. A U.S. Holder’s tax basis in a note will initially equal the cost of the note and will subsequently be increased by market discount previously included in income in respect thereof and will be reduced by any premium that the U.S. Holder has taken into account. Generally, any such gain or loss recognized by a U.S. Holder upon the sale, retirement, redemption or other taxable disposition of a note will be capital gain or loss. In the case of a non-corporate U.S. Holder, such capital gain will be subject to tax at a reduced rate if the note is held for more than one year. The deductibility of capital losses is subject to limitation.

Market discount.    If a U.S. Holder acquires a note at a cost that is less than the stated redemption price at maturity of the note, the amount of such difference is treated as market discount for federal income tax purposes, unless such difference is less than .0025 multiplied by the stated redemption price at maturity multiplied by the number of complete years to maturity (from the date of acquisition). The market discount provisions of the Code require a U.S. Holder who acquires a note at a market discount to treat as ordinary income any gain recognized on the disposition of that note to the extent of the accrued market discount on that note at the time of maturity or disposition that such holder has not previously included in income. In addition, a U.S. Holder that disposes of a note with market discount in certain otherwise nontaxable transactions must include accrued market discount as ordinary income as if such holder had sold the note at its then fair market value.

A U.S. Holder may elect to include market discount in income over the life of the note. Once made, this election applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the U.S. Holder, under a constant yield method. If an election is made, it will apply only to the note with respect to which it is made, and may not be revoked. A U.S. Holder who acquires a note at a market discount and who does not elect to include accrued market discount in income over the life of the note may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until maturity or until the note is disposed of in a taxable transaction. Although the law is unclear, if a U.S. Holder acquires a note with market discount and receives common stock upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion should be treated as ordinary income when the holder disposes of the common stock to the extent of gain recognized upon the disposition of such stock.

Amortizable premium.    A U.S. Holder who purchases a note at a premium over the sum of all amounts payable on the note after the acquisition date (other than stated interest payments) generally may elect to amortize that premium (referred to as Section 171 premium) from the purchase date to the note’s maturity date under a constant-yield method that reflects semiannual compounding based on the note’s payment period. The notes are subject to call provisions at our option at various times, as described under the heading “Description of notes—Optional redemption by Scios.” A U.S. Holder will calculate the amount of Section 171 premium based on the amount payable at the applicable call date, but only if the use of the call date (in lieu of the stated maturity date) results in a smaller amortizable bond premium for the period ending on the call date. Amortizable premium will not include any amount attributable to a note’s conversion feature. The amount attributable to the conversion feature may be determined under any reasonable method, including by comparing the note’s purchase price to the market price of a similar note that does not have a conversion feature. Amortized Section 171 premium is treated as an offset to interest income on a note and not as a separate deduction. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Distributions on common stock.    Distributions made on our common stock after a conversion generally will be taxable to U.S. Holders as ordinary income, to the extent paid out of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the common stock, and thereafter as capital gain from the sale or exchange of such common stock. Subject to certain restrictions, dividends received by a corporate U.S. Holder will be eligible for a dividends received deduction.

Disposition of common stock.    A U.S. Holder will recognize capital gain or loss upon the sale, exchange or other taxable disposition of the common stock in an amount equal to the difference between the amount of cash and the fair market value of other property received by the U.S. Holder and the U.S. Holder’s tax basis in the common stock. In the case of a non-corporate U.S. Holder, such capital gain will be subject to tax at a reduced rate if the common stock is held for more than one year. The deductibility of capital losses is subject to limitation.

Information reporting; backup withholding.    We are required to furnish to the record holders of the notes and common stock, other than corporations and other exempt holders, and to the IRS, information with respect to interest paid on the notes and dividends paid on the common stock.

A U.S. Holder may be subject to backup withholding with respect to interest paid on the notes, dividends paid on the common stock or with respect to proceeds received from a disposition of the notes or shares of common stock. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and such holder (i) fails to furnish its taxpayer identification number, or TIN, which, for an individual is ordinarily his or her social security number; (ii) furnishes an incorrect TIN; (iii) is notified by the IRS that it has failed to properly report payments of interest or dividends; or (iv) fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the U.S. Holder that it is subject to backup withholding. Backup withholding is not an additional tax but, rather, is a method of tax collection. U.S. Holders will be en titled to credit any amounts withheld under the backup withholding rules against their actual tax liabilities provided the required information is furnished to the IRS.

Non-U.S. Holders

As used herein, the term “Non-U.S. Holder” refers to a person that is classified for U.S. federal income tax purposes as (i) a non-resident alien individual, (ii) a foreign corporation, or (iii) a nonresident alien fiduciary of a foreign estate or trust.

Interest.    In general, a Non-U.S. Holder will not be subject to U.S. federal withholding tax with respect to interest received on the notes so long as (a) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all our classes of stock entitled to vote, (b) the Non-U.S. Holder is not a controlled foreign corporation that is related to us actually or constructively through stock ownership, and (c) the Non-U.S. Holder provides its name and address, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)) or the Non-U.S. Holder holds its notes through certain foreign intermediaries, and the Non-U.S. Holder and the foreign intermediary satisfy the certification requirements of applicable Treasury Regulations.

If a Non-U.S. Holder cannot satisfy the requirements described above, payments of interest to such holder will be subject to the 30% U.S. federal withholding tax, unless the holder provides us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business. If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business, the holder will be subject to U.S. federal income tax on that interest on a net income basis (although the holder will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if the Non-U.S. Holder was a U.S. person as defined under the Code. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Dividends on common stock.    In general, dividends (i.e., distributions or deemed distributions to the extent of our current or accumulated earnings and profits for federal income tax purposes) received by Non-U.S. Holders of common stock will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States (and if a tax treaty applies, dividends that are attributable to a U.S. permanent establishment of such Holder) are generally subject to U.S. federal income tax at on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a Non- U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be applicable under an income tax treaty.

In order to claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the U.S., a Non-U.S. Holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor form as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. Non-U.S. Holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

In addition, the conversion rate of the notes is subject to adjustment in some circumstances which could give rise to a taxable deemed distribution to Non-U.S. Holders of notes. See “U.S. Holders—Conversion,” above.

Gain on disposition of notes or common stock.    Non-U.S. Holders generally will not be subject to U.S. federal income taxation, including by way of withholding, on gain recognized on a disposition of notes or common stock so long as (i) the gain is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (or if a tax treaty applies, the gain is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States and attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder) and (ii) in the case of a Non-U.S. Holder who is an individual, such Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

A Non-U.S. Holder whose gain is effectively connected with the conduct of a trade or business within the United States generally will be subject to U.S. federal income tax on the net gain derived from the sale. Any such effectively connected gain received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be applicable under an income tax treaty. An individual Non-U.S. Holder who is present in the United States for 183 days or more in the taxable year of disposition and meets certain other conditions will be subject to a 30% U.S. federal income tax on the gain derived from the sale.

United States federal estate tax.    A note held by an individual who at the time of death is not a citizen or resident of the United States, as specifically defined for United States federal estate tax purposes, will not be subject to United States federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual’s death, payments with respect to that note would not have been effectively connected with the conduct by that individual of a trade or business in the United States. Common stock held by an individual who at the time of death is not a citizen or resident of the United States, as specifically defined for United States federal estate tax purposes, will be included in that individual’s estate for United States federal estate tax purposes, and the applicable rate of tax may be reduced or eliminated if an estate tax treaty otherwise applies.

Information reporting; backup withholding.    Generally, payments of interest or principal on the notes to Non-U.S. Holders will not be subject to information reporting or backup withholding if the Non-U.S. Holder certifies, under penalties of perjury, as to its foreign status or otherwise establishes an exemption.

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to each Non-U.S. Holder on common stock (and the tax withheld with respect thereto), regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Backup withholding will generally not apply to payments of dividends made by us to a Non-U.S. Holder of common stock if the holder has provided its TIN or the required certification that it is not a U.S. person as described above. Information reporting may still apply with respect to such dividends even if such certification is provided. Notwithstanding the foregoing, backup withholding may apply if we have actual knowledge, or reason to know, that the holder is a U.S. person.

Information reporting requirements and backup withholding generally will not apply to any payments of the proceeds of the disposition of notes or shares of common stock effected outside the U.S. by a foreign office or a foreign broker (as defined in applicable Treasury regulations). However, unless such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption, information reporting (but not backup withholding) will apply to any such payments effected outside the U.S. by such a broker if it:

1.  derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.;

2.  is a controlled foreign corporation for U.S. federal income tax purposes; or

3.  is a foreign partnership that, at any time during its taxable year, has 50% or more of its income or capital interests owned by U.S. persons or is engaged in the conduct of a U.S. trade or business.

Payments of the proceeds of a disposition of notes or shares of common stock effected by the U.S. office of a broker will be subject to information reporting requirements and backup withholding tax unless the Non-U.S. Holder properly certifies under penalties of perjury as to its foreign status and certain other conditions are met or it otherwise establishes an exemption.

Any amount withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s U.S. federal income tax liability and any excess may be refundable if the proper information is provided to the IRS.

LEGAL MATTERS

Certain legal matters in connection with the notes and the underlying shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, San Francisco, California.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC.

•	our Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on March 15, 2002;

•
the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2001, from our Proxy Statement for our 2002 Annual Meeting of Stockholders, filed with the SEC on March 21, 2002;

•
our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002, filed with the SEC on May 2, 2002, August 14, 2002 (as amended on Form 10-Q/A filed on January 9, 2003) and November 12, 2002 (as amended on Form 10-Q/A filed on January 9, 2003), respectively;

•	our Current Reports on Form 8-K filed with the SEC on July 26, 2002 and August 6, 2002; and

•	the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on June 19, 1990, including any amendments or reports filed to update such information.

All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the notes under this prospectus shall also be deemed to be incorporated in this prospectus by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may obtain copies of these documents (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents) from us without charge by writing to us at Scios Inc., 820 West Maude Avenue, Sunnyvale, California 94085, or calling us at (408) 616-8200.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements, and other information at the public reference facilities of the SEC, in room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on its reference room. The SEC also maintains a web site that contains reports, proxy statements, and other information regarding registrants that file electronically with the SEC (www.sec.gov).

$150,000,000

SCIOS INC.

5.50% Convertible Subordinated Notes Due 2009
Shares of Common Stock Issuable Upon Conversion of the Notes

PROSPECTUS